UniCredit Group

08004203

SEC
Mail Processing
Section

AUG 01 2008

Washington, DC
101

File No. 82 - 3185

Messrs.
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
FILING DESK
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
U.S.A.

SUPPL

Milan, July 30th 2008

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of our "Consolidated quarterly report as at March 31 2008" .

With kindest regards, we remain,

PROCESSED
AUG 13 2008
THOMSON REUTERS

Yours faithfully,
UniCredit SpA
Direzione Generale

UniCredit S.p.A

Sede Sociale
Via A. Specchi, 16
00186 Roma

Direzione Generale
Piazza Cordusio
20123 Milano



Consolidated Quarterly Report as at 31 March 2008

UniCredit S.p.A
Registered Office: Roma, via Minghetti 17
General Management: Milan, Piazza Cordusio
Registration number in the Rome Trade and Companies Register, tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: € 6,683,084,257.50 fully paid in



Consolidated Quarterly Report as at 31 March 2008



Board of Directors and Board of Statutory Auditors

Board of Directors

Dieter Rampl	**Chairman**
Gianfranco Gutty	**First Deputy Chairman**
Franco Bellei Berardino Libonati Fabrizio Palenzona Anthony Wyand	**Deputy Chairmen**
Alessandro Profumo	**CEO**
Manfred Bischoff Vincenzo Calandra Buonaura Enrico Tommaso Cucchiani Donato Fontanesi Francesco Giacomin Piero Gnudi Friedrich Kadrnoska Max Dietrich Kley Salvatore Ligresti Luigi Maramotti Antonio Maria Marocco Carlo Pesenti Hans-Jürgen Schinzler Nikolaus von Bomhard Franz Zwickl	**Directors**
Lorenzo Lampiano	**Company Secretary**

Board of Statutory Auditors

Giorgio Loli	**Chairman**
Gian Luigi Francardo Siegfried Mayr Aldo Milanese Vincenzo Nicastro	**Standing Auditors**
Massimo Livatino Giuseppe Verrascina	**Alternate Auditors**
Ranieri de Marchis	**Nominated Official in charge of drawing up Company Accounts**


ARFEA
BABY

Contents

Notes

The following conventional symbols have been used in the tables:

- **a dash** (-) indicates that the item/figure is inexistent;
- **two stops** (..) or (n.s.) when the figures do not reach the minimum considered significant or are not in any case considered significant;
- **"N.A."** indicates that the figure is not available.

Unless otherwise indicated, all amounts are **in millions of euros.**

Prefatory Note to the Quarterly Report

This quarterly report, prepared in compliance with article 154ter, paragraph 5 of Legislative Decree no. 58 of 24 February 1998, has been drawn up under IFRS as described in the Note at the end of this Report. Press releases relating to the significant facts of the period are available in the UniCredit website, together with the presentation made to the market of our Q1 2008 results.

Since the end of the 2007 financial year, the most significant changes in the scope of consolidation were:

- the inclusion of two Ukrsotsbank Group companies;
- the inclusion of 27 small firms, already controlled but not consolidated (20 belonging to the HVB Group and 7 to the BA-CA Group); and
- the exclusion of Communication Valley (former Capitalia Group) and the Czech bank Hypostavebni Sporitelna AS.

Further significant changes in the scope of consolidation which occurred between March and December 2007 related mainly to:

- Absorption of Capitalia SpA by UniCredit effective October 1, 2007. Initial consolidation of the Capitalia Group occurred as from that date in accordance with IFRS 3 – Business Combinations. The Report on Operations included in the 2007 Consolidated Accounts presented the pro-forma income statement for the year, as if the transaction had been completed on 1 January 2007. Similarly, a pro-forma quarterly income statement is included in this Q1 Report for comparison purposes.
- The inclusion of three Aton Group companies purchased by BA-CA in July 2007 and of the JSC ATF Bank Group purchased by BA-CA in November 2007, as well as of the four conduits set up by HVB (BUFCO, Black Forest, Arabella and Salome) and the Euro Immo Profil property fund, which were consolidated as of December 2007.
- The exclusion of LocatRent which Locat sold at the end of August 2007, as well as FMS Bank, sold by HVB at end-December 2007.

The 2007 income statements used for comparison purposes have, as noted above, been restated as if the business combination with the Capitalia Group had occurred at the beginning of 2007. For the sake of comparability, the condensed income statement also discloses "normalized" changes over Q1 2007, which take into account both the perimeter changes, in addition to Capitalia Group already included in the pro-forma statement, and exchange-rate differences vis-à-vis the currencies used to convert subsidiaries' income statements.

The condensed income statement's format has been modified in order to better disclose, from a business standpoint, operating lease results and to avoid individual income statement items being affected by the economic effects of purchase price allocation under the business combination with the Capitalia Group. Depreciation relating to operating leases has been reclassified as 'other net operating income in which the lease rentals were already included, while the economic effects of purchase price allocation under the Capitalia acquisition, net of tax and minorities, have been reclassified in their own item.

The main assets recognized under IFRS 5 as "Non-current assets and disposal groups classified as held for sale" in the balance sheet as at March 31, 2008 were those relating to the BPH200 Group and assets relating to IRFIS-Mediocredito della Sicilia SpA.

Results by business area (segment reporting) are presented - as in the 2007 Accounts - on the basis of the new organisational structure approved by the Board of Directors in July 2007, i.e. details for the seven business divisions (Retail, Corporate, Private Banking, Asset Management, Markets & Investment Banking, Poland's Markets and Central and Eastern Europe) are provided up to profit before tax. For the Central and Eastern Europe and Poland's Markets Divisions, profit after tax for the period is also presented in a specific chapter of this report.

Divisional income statements have been restated, as in the 2007 consolidated accounts, to include Capitalia Group from the beginning of 2007; the classification of operating lease depreciation and of the effects of purchase price allocation under the Capitalia acquisition was also changed. In Q1 2008 the method of cost allocation for HVB's Divisions was also modified and the Divisions' income statements for previous periods have been restated accordingly.

Highlights

Income Statement			(€ million)
	Q1		CHANGE
	2008	2007 PRO-FORMA	
Operating income	6,449	7,726	-16.5%
Operating costs	4,138	4,088	+1.2%
Operating profit	2,311	3,638	-36.5%
Profit before tax	1,683	3,241	-48.1%
Net Profit attributable to the Group	**1,007**	**2,055**	**-51.0%**

Profitability Ratios			
	Q1		CHANGE
	2008	2007 PRO-FORMA	
ROE[1]	10.1%	20.8%	-10.6
Cost/income ratio	64.2%	52.9%	+11.3
EVA[2] (€ million)	13	1,026	-1,013

Balance sheet main items			(€ million)
	AMOUNTS AS AT		CHANGE
	31.03.2008	31.12.2007	
Total assets	1,044,690	1,021,306	+2.3%
Loans and receivables with customers	589,001	576,320	+2.2%
Deposits from customers and debt securities in issue	632,459	630,301	+0.3%
Shareholders' equity	**57,995**	**57,724**	**+0.5%**

Capital ratios			
	AS AT		CHANGE
	31.03.2008	31.12.2007	
Core Tier 1/Total risk-weighted assets	5.51%	5.83%	-0.32
Total regulatory capital/Total risk-weighted assets	9.90%	10.11%	-0.21

Staff and branches			
	AS AT		CHANGE
	31.03.2008	31.12.2007	
Employees[3]	180,658	169,816	+10,842
Employees (subsidiaries are consolidated proportionately)	170,399	159,949	+10,450
Branches[4]	10,301	9,714	+587

Ratings			
	SHORT-TERM DEBT	MEDIUM AND LONG-TERM	OUTLOOK
FITCH RATINGS	F1	A+	POSITIVE
Moody's Investors Service	P-1	Aa2	NEGATIVE
Standard & Poor's	A-1	A+	STABLE

Note: The 2007 pro-forma income statement includes the Capitalia Group as of 1 January 2007.

1. Annualized data calculated on the basis of the average shareholders' equity for the period (excluding dividends to be distributed and reserves in respect of AfS assets and cash-flow hedge), net of goodwill arising from the business combination with HVB and Capitalia, which were carried out with an exchange of shares and recorded in accordance with IFRS3.
2. Economic Value Added, equal to the difference between NOPAT (net operating profit after taxes) and the cost of capital.
3. "Full time equivalent" data. These figures include all employees of subsidiaries consolidated proportionately, such as Koç Financial Services Group employees. The increase over 31 December is due to the inclusion of Ukrsotsbank (10,740 resources as at 31 March 2008).
4. These figures include all branches of subsidiaries consolidated proportionately, such as Koç Financial Services branches. The increase over 31 December is partly due to the inclusion of Ukrsotsbank (485 branches as at 31 March 2008).

Condensed Consolidated Income Statement

Consolidated Income Statement					(€ million)
	Q1		CHANGE		
	2008	2007 PRO-FORMA	€M	PERCENT	ADJUSTED[1]
Net interest	4,462	3,933	+529	+13.5%	+11.5%
Dividends and other income from equity investments	76	117	-41	-35.0%	-35.9%
Net interest income	**4,538**	**4,050**	**+488**	**+12.0%**	**+10.14%**
Net fees and commissions	2,460	2,712	-252	-9.3%	-10.4%
Net trading, hedging and fair value income	-683	876	-1,559	n.s.	n.s.
Net other expenses/income	134	88	+46	+52.3%	+1.2%
Net non-interest income	**1,911**	**3,676**	**-1,765**	**-48.0%**	**-50.9%**
OPERATING INCOME	**6,449**	**7,726**	**-1,277**	**-16.5%**	**-18.9%**
Payroll costs	-2,496	-2,541	+45	-1.8%	-3.4%
Other administrative expenses	-1,459	-1,386	-73	+5.3%	+1.6%
Recovery of expenses	134	142	-8	-5.6%	-5.5%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-317	-303	-14	+4.6%	+0.7%
Operating costs	**-4,138**	**-4,088**	**-50**	**+1.2%**	**-1.3%**
OPERATING PROFIT	**2,311**	**3,638**	**-1,327**	**-36.5%**	**-38.7%**
Goodwill impairment		-	-		
Provisions for risks and charges	-51	-58	+7	-12.1%	
Integration costs	-24	-16	-8	+50.0%	
Net write-downs of loans and provisions for guarantees and commitments	-755	-620	-135	+21.8%	
Net income from investments	202	297	-95	-32.0%	
PROFIT BEFORE TAX	**1,683**	**3,241**	**-1,558**	**-48.1%**	
Income tax for the period	-432	-995	+563	-56.6%	
NET PROFIT	**1,251**	**2,246**	**-995**	**-44.3%**	
Profit (Loss) from non-current assets held for sale, after tax	-	-	-		
PROFIT (LOSS) FOR THE PERIOD	**1,251**	**2,246**	**-995**	**-44.3%**	
Minorities	-161	-191	+30	-15.7%	
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	1,090	2,055	-965	-47.0%	
Capitalia Purchase Price Allocation effect	-83	-	-83		
NET PROFIT ATTRIBUTABLE TO THE GROUP	**1,007**	**2,055**	**-1,048**	**-51.0%**	

Note: The 2007 pro-forma income statement includes the Capitalia Group as of 1 January 2007.

1. At constant FX and scope of consolidation.

Consolidated Income Statement - Quarterly Figures

Consolidated Income Statement					(€ million)
	2008	2007 PRO-FORMA			
	Q1	Q4	Q3	Q2	Q1
Net interest	4,462	4,372	3,993	3,901	3,933
Dividends and other income from equity investments	76	292	156	355	117
Net interest income	**4,538**	**4,664**	**4,149**	**4,256**	**4,050**
Net fees and commissions	2,460	2,687	2,532	2,763	2,712
Net trading, hedging and fair value income	-683	-321	32	693	876
Net other expenses/income	134	83	135	103	88
Net non-interest income	**1,911**	**2,449**	**2,699**	**3,559**	**3,676**
OPERATING INCOME	**6,449**	**7,113**	**6,848**	**7,815**	**7,726**
Payroll costs	-2,496	-2,445	-2,411	-2,273	-2,541
Other administrative expenses	-1,459	-1,492	-1,443	-1,469	-1,386
Recovery of expenses	134	158	142	151	142
Amortisation, depreciation and impairment losses on intangible and tangible assets	-317	-357	-323	-306	-303
Operating costs	**-4,138**	**-4,136**	**-4,035**	**-3,897**	**-4,088**
OPERATING PROFIT	**2,311**	**2,977**	**2,813**	**3,918**	**3,638**
Goodwill impairment	-	-	-	-1	-
Provisions for risks and charges	-51	-511	-83	-101	-58
Integration costs	-24	-1,104	-102	-86	-16
Net write-downs of loans and provisions for guarantees and commitments	-755	-573	-616	-659	-620
Net income from investments	202	1,161	83	153	297
PROFIT BEFORE TAX	1,683	1,950	2,095	3,224	3,241
Income tax for the period	-432	-498	-717	-954	-995
NET PROFIT	**1,251**	**1,452**	**1,378**	**2,270**	**2,246**
Profit (Loss) from non-current assets held for sale, after tax	-	-	-	-	-
PROFIT (LOSS) FOR THE PERIOD	**1,251**	**1,452**	**1,378**	**2,270**	**2,246**
Minorities	-161	-158	-174	-195	-191
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**1,090**	**1,294**	**1,204**	**2,075**	**2,055**
Capitalia Purchase Price Allocation effect	-83	-62	-	-	-
NET PROFIT ATTRIBUTABLE TO THE GROUP	**1,007**	**1,232**	**1,204**	**2,075**	**2,055**

Note: The 2007 pro-forma income statement includes the Capitalia Group as of 1 January 2007.

Condensed Consolidated Balance Sheet

Consolidated Balance Sheet				(€ million)
	AMOUNTS AS AT		CHANGE	
	31.03.2008	31.12.2007 [1]	AMOUNT	PERCENT
Assets				
Cash and cash balances	5,649	11,073	-5,424	-49.0%
Financial assets held for trading	209,214	202,343	+6,871	+3.4%
Loans and receivables with banks	105,806	100,012	+5,794	+5.8%
Loans and receivables with customers	589,001	576,320	+12,681	+2.2%
Financial investments	65,500	62,207	+3,293	+5.3%
Hedging instruments	2,861	2,442	+419	+17.2%
Property, plant and equipment	11,962	11,871	+91	+0.8%
Goodwill	20,016	19,115	+901	+4.7%
Other intangible assets	5,569	5,738	-169	-2.9%
Tax assets	10,761	11,144	-383	-3.4%
Non-current assets and disposal groups classified as held for sale	4,498	6,375	-1,877	-29.4%
Other assets	13,853	12,666	+1,187	+9.4%
Total assets	**1,044,690**	**1,021,306**	**+23,384**	**+2.3%**
Liabilities and shareholders' equity				
Deposits from banks	166,200	160,601	+5,599	+3.5%
Deposits from customers and debt securities in issue	632,459	630,301	+2,158	+0.3%
Financial liabilities held for trading	128,422	113,657	+14,765	+13.0%
Financial liabilities designated at fair value	1,858	1,967	-109	-5.5%
Hedging instruments	7,210	4,944	+2,266	+45.8%
Provisions for risks and charges	8,909	8,793	+116	+1.3%
Tax liabilities	7,445	7,510	-65	-0.9%
Liabilities included in disposal groups classified as held for sale	3,121	5,027	-1,906	-37.9%
Other liabilities	26,201	26,042	+159	+0.6%
Minorities	4,870	4,740	+130	+2.7%
Shareholders' equity	57,995	57,724	+271	+0.5%
- Capital and reserves	*56,802*	*50,995*	*+5,807*	*+11.4%*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*186*	*768*	*-582*	*-75.8%*
- Net profit	*1,007*	*5,961*	*-4,954*	*-83.1%*
Total liabilities and shareholders' equity	**1,044,690**	**1,021,306**	**+23,384**	**+2.3%**

1. The methods for recognition of construction leases and pre-lease assets has been changed in accordance with Banca d'Italia's instrucions.

Explanatory Notes and Directors' Remarks

The External Scenario

Macro-Economic Trends

The first quarter of 2008 will very likely be associated with the beginning of the recession in the US, the second in the decade. Tensions in the financial market, which exploded in August 2007 and are still not resolved, continued to dominate the environment. In fact, some of the most critical events occurred in the first quarter. Prominent among them was the acquisition of Bear Stearns, on the brink of bankruptcy, by JP Morgan under the direction of the Fed. In its Global Financial Stability Report, the IMF estimated that potential losses at the global level from the high-risk instruments affected by the crisis would total $945 billion (assuming they are now valued mark to market[1]), although this assessment should be considered a worst-case scenario. Fed measures are aimed at increasing the number of potential instruments that can be used to ensure the operation of the interbank market and the flow of liquidity among participants. The terms of repurchase agreements[2] were further extended, and the types of securities accepted as collateral were broadened. The Fed also stated its intention to tap other possible resources such as the issuance of government securities in its name or a request to the treasury to issue securities in excess of government funding requirements in order to have instruments available for its interventions that would not automatically involve the issuance of money. Despite its interventions, financial market tensions have not cleared up since the spread between risk-free contracts maturing in three months and corresponding interbank rates was around 75 bp in the Eurozone and 85 bp in the US. Stock markets also ended the quarter with significant losses, although there seems to be a reversal in the trend with greater optimism from mid-March.

However, in the meantime, difficulties in the real economy in the US spread from the real estate sector (which continued to shrink as it has for two years without interruption) to the rest of the economy, and especially consumption, which in Q1 2008 showed greater weakness. In essence, difficulties in the credit sector, the weakness in the labor market (which in Q1 2008 posted a 232,000 reduction in the number of employees) and increases in raw material prices resulted in a sharp decline in consumer confidence (the figure reported by the University of Michigan gradually declined starting in January to 63.2 in April, the lowest level in the last 25 years) which was reflected to a certain extent in spending behavior. However, several surveys of the manufacturing sector have reported mildly positive signs due largely to the benefit the industry derived from the weak dollar, which, as the spread between Fed and ECB policy rates broadened, responded by dropping to an historical low of $1.60 per euro.

In this context, the Fed again intervened by cutting rates from 4.25% at the end of 2007 to 2.25% on March 18, 2008. This was the fastest rate cut ever carried out by the US central bank which reflects the concerns of authorities as well as determination shown to address the risk of an excessive downturn in the economy.

In the meantime, as the dollar weakened, and partly as a result of this, there was a continued increase in oil prices that ended the quarter at nearly $105/barrel (Brent crude quoted in London). In addition, there was significant pressure on the prices of other commodities, and especially food products. These pressures resulted in a significant acceleration of inflation worldwide reaching a level of 3.6% in the Eurozone in March, the highest level ever recorded. In this context, the ECB kept policy rates unchanged although it emphasized risks for economic growth in its current phase, and gave no indication of a change in its monetary policy approach.

With regard to long-term rates, yields fluctuated widely in the first quarter as a function of three trends, two of which pushed rates downward (the flight to quality[3] tied to concerns over the financial market and fears of a significant slowdown in the economy) and one that pushed rates upward (inflationary trends). In recent times, the latter trend seems to have prevailed: The yield of the ten-year German benchmark ended Q1 2008 at 3.9% (after reaching a low of 3.7% in mid-March) compared to 3.4% for the corresponding US Treasury bond.

A review of performance in major European countries showed mixed signals. In certain countries, and especially Italy, starting in Q4 2007 the economy showed clear signs of a slowdown, although data for Q1 2008 partly curtailed the pessimism. In fact, industrial production and orders were up slightly in January and February with the former rising by 1.2% over the previous two-month period, and the latter resuming double-digit growth with a 14.3% y/y increase in February. On the other hand, the largest economy in the area, Germany, showed that it was more resilient. In fact, the IFO[4] posted three consecutive months of

1. Current market prices
2. Repurchase agreement: The sale of a security at a specific price and the concurrent agreement to repurchase it on a specific date and at a price that has been, or can be, determined.
3. "Flight to quality" is a term used to indicate a move by investors to shift capital toward less risky forms of investment.
4. A German indicator measuring confidence in the economy corresponding to the ISAE index.

increases (at a level of 104.8 in March after reaching 103 in December, but far from the average of 106.2 in 2007), while production in January and February rose at a fast pace (+2.4% over the previous two-month period) suggesting that Q1 2008 will end with good growth in German GDP. The Austrian economy also started 2008 on a better footing than it ended 2007 due primarily to the manufacturing sector which saw a spike in production in January (+4.9 mom, 7.4% y/y) which was confirmed by a good performance of business confidence levels. The consumption scenario remains somewhat uncertain.

Moving to an analysis of performance in CEE countries, Q1 2008 was still showing signs of robust economic growth. Both domestic demand, driven by consumption and investments, and external demand posted favorable performance. In particular, industrial production increased considerably in many countries, and exports still do not seem to have been affected by the slowdown underway in the world economy. However, the Baltic countries are starting to show signs of a slowdown in economic growth. In the CEE area, inflationary pressures are also somewhat more pronounced in all areas due primarily to the increase in oil prices and commodities in general at the international level. The liquidity crisis had modest repercussions on the CEE area in Q1 2008. However, the risk aversion of international investors continued to grow. Spreads in CDSs (credit default swaps) more than doubled since the beginning of the year in many countries in the region, primarily in the most vulnerable countries with greater external imbalances and/or domestic instability such as the Baltic countries, countries in southeastern Europe, Hungary and Turkey.

As a result, there has also been a certain degree of volatility in foreign exchange markets with the exception of the Polish zloty and Czech crown which continued to appreciate. Restrictive rather than expansionary monetary policies have been implemented by the main central banks of countries in the area. In particular, the central banks in Poland and the Czech Republic increased interest rates by 75 bp and 25 bp respectively in Q1 2008 in order to stem the growth of prices. For the same reason, the central bank of Romania increased rates by 200 bp in the same period, while the central bank of Hungary increased the main reference rate from 7.50 to 8.00% in March. This action was mainly driven by foreign investors who started deserting the bond market. In order to continue attracting foreign capital, the central bank of Serbia increased rates by 300 bp in March. Restrictive measures to limit loan growth continued to be used in Croatia.

Banking and Financial Markets

At the beginning of 2008, the steady growth in loans in all major countries in the Eurozone continued due primarily to business demand. In particular, there was a significant acceleration in loans to businesses in Germany and Austria, while in Italy an adjustment period was under way. On the one hand, the strong investment cycle, which was especially pronounced in Austria and Germany, was one of the main factors underlying the steady demand for bank credit. On the other hand, however, growth in recent months could also be partly attributed to greater difficulties faced by businesses in obtaining financing in capital markets following the financial market crisis.

Overall, loans in Italy rose by 9.1% y/y in March (+9.9% y/y in December 2007), while in Austria the increase amounted to 8.1% y/y in February (+6.1% y/y in December 2007). Germany was a unique case: total loans were up by only 2.6% y/y in March up from +2.1% y/y in December 2007 (based on monthly ECB statistics). Moving to a review of sector data, loans to households continued to exhibit a modest slowdown due to higher interest rates The slowdown in credit demand reflected in the data for households was primarily due to the component consisting of mortgages for home purchases (with the exception of Austria where instead this segment was up during the quarter). This was largely due, on the one hand, to the increase in rates, and on the other hand, to a relative weakness in the real estate market in the Eurozone. However, the corporate sector in the three countries concerned reported much higher growth rates in Q1 2008. In Italy, loans to businesses were up by 13.0% y/y in March, as in the two previous months; in Austria loans rose by 12.3% (10.8% y/y in December 2007), while in Germany loans grew substantially with an increase higher than 9% (7.4% in December 2007), the highest growth rate for the decade.

In terms of direct deposits, deposits continued to grow at a very strong pace in Austria and Germany. This was mainly the result of short-term time deposits, the return on which is very close to the policy rate. In Austria total deposits rose by 13.1% y/y in February, up from 12.1% in December, while in Germany deposits rose by 8% y/y from 7.7% in December. In Italy, however, there continued to be an intense interest in bonds issued by banks (up by 14.9% in February 2008), while current account deposits continued to grow at a modest pace (4.2% y/y in February).

The External Scenario (CONTINUED)

In terms of bank interest rates, the upward trend waned in Q1 2008 for both lending and deposit rates in all three countries concerned. This was in line with a slight downward correction in market rates after the sharp increases at the end of 2007. This resulted in a narrowing of spreads (the difference between lending and deposit rates) not only in Austria and Germany but also in Italy, where lending rates rose, but deposit rates remained unchanged.

Major stock exchanges continued to feel a strong impact from the US crisis ending Q1 2008 with a sharp decrease, especially in Europe. Through March, the Morgan Stanley Capital Index Europe posted a 14.5% decline compared to December 2007, while the Austrian stock exchange (ATX) dropped by 16.6%, and the Italian stock exchange was down by 18%. After the excellent performance reported in 2007, the Germany stock exchange (DAX 30) also posted a sharply negative performance (-19% from December 2007). Therefore, the mutual fund market continued to be very weak with net outflows at the beginning of the year in both Austria and Italy, while in Germany outflows reported by equity funds were more than offset by inflows in other major categories (especially liquidity funds). Overall, in Q1 2008, there was a net outflow of funds totaling €36.8 billion in Italy and €4.5 billion in Austria, while only Germany ended the period (January-February) with an inflow of €11.9 billion (excluding institutional funds). At the end of March 2008, fund stocks were down by 10.7% from year-end 2007 in Italy, 7.5% in Austria and 2% in Germany.

In terms of CEE countries, banking business continued to be steady at the beginning of 2008. Loans continued to grow at an average rate of over 30%, while deposits were up by more than 20%. There were signs of slightly slower growth in the Baltic countries which was in line with the slowdown in their economic growth.

Main Results and Performance for the Period

In the first quarter of 2008 the Group's consolidated results were influenced by the financial markets' adverse conditions. The difficulties faced by our Markets & Investment Banking Division (MIB), the most affected by market turmoil, were however offset by a favorable performance on the part of commercial banking, which achieved good results and gave further proof of the strength of the business model in terms of geographical and sector diversification.

Net profit was €1 billion (down by 51% from Q1 2007 pro-forma). **EVA** was €13 million. Net of MIB, net profit would increase by 10.6%, while EVA would be substantially in line with the previous year (€638 million).

The business combination with Capitalia Group was effective October 1, 2007 and therefore year-on-year analysis of Q1 2008 results uses pro-forma Q1 2007 results for comparison purposes. When appropriate, changes over 2007 are like-for-like, i.e. at constant exchange rates and perimeter[1] ("normalized" changes).

The **operating result** of €2.3 billion was 36.5% lower than pro-forma Q1 2007, though up by 4.1% net of MIB. The **operating result** was closely linked to total revenue, down by 16.5% y/y, to €6,449 million (-18.9% on a normalized basis). The impact of the market turmoil is evident in profit analysis: **trading profit** fell by almost €1.6 billion, and made a negative contribution equal to 20% of total revenue. Net of trading profit, **revenue** grew solidly by 4.1% y/y, mainly driven by **net interest income**, which grew by 13.5% (+11.5% normalized).

1. Net of all changes to the perimeter of consolidation that occurred in Q1 2008.

Net interest income growth was mainly due to increased volumes, both in customer lending (€589 billion, up by 2.2% over end 2007 and by 7.1% over March 31, 2007 pro-forma), and in customer deposits (€393 billion, up by 0.6% over end 2007 and by 8.9% over March 31, 2007 pro-forma).

In divisional terms, all our business segments made a significant contribution to the positive performance of net interest income. Retail and Corporate increased net interest income by 5.9% and 7.6% annualised, respectively, the former through the increase in margins on deposits, the latter, due to increased lending (up by 0.7% in the three months since end 2007 and by 8.4% over March 2007 pro-forma). Our CEE and Poland's Markets Divisions benefited from their fast-growing domestic markets, increasing net interest income by 48.7% and 21.1% respectively (the former also benefiting from newly consolidated acquisitions in Ukraine and Kazakhstan, not included in 2007).

Total fee and commission income fell by 9.3% y/y (-10.4% normalized) to €2.5 billion. This change was largely due to the performance of commission income in MIB (down by 48.6%) and Asset Management (down by 17%), and to a lesser extent Corporate (down by 10.7%) and Retail (down by 0.6%), primarily caused by the slowdown in trading activity and asset management, which were severely affected by the markets' adverse conditions.

This trend and the role of the adverse market conditions that explain it are further evidenced by a breakdown by commission type: mutual fund fees and commissions were down by 16.9% y/y, bancassurance fees were down by 19.1% and other securities transactions were down by 14.1%, as against more limited reductions in payments commissions (down by 0.3% y/y), segregated accounts (down by 4.4%) and commissions and fees on current accounts, loans and non-cash credits (down by 4.6%).

Further proof of the decline in commissions on asset management comes from the volumes managed by the Group's asset management companies, which fell by 19.6% from March 31, 2007. Compared to 31 December 2007, the reduction was 11.6%, which suggests that it was indeed related to the negative performance of the international stock markets.

As noted above, **trading profit** was down and recorded a loss of €683 million (down by €362 from Q4 2007 and down by €1,559 million from Q1 2007). This performance was mainly due to structured credits, the business most affected by volatility and illiquidity, which characterized most of all the ABS and credit derivative markets, despite the fact that the Group's exposure to these financial instruments continues to be reduced.

Operating cost was €4.1 billion, and on a like-for-like basis was down from Q1 2007 by 1.3%, by reconciling efficiency gains and business development action.

Summary results (€ billion)



3.6
2.3
2.1
1.0
Operating Profit
Net Income
Q1 07
Q1 08

Lending and Deposits (€ billion)



550
576
589
361
391
393
282
257
227
Loans
Deposits
AUM
31.03.07
31.12.07
31.03.08

Main Results and Performance for the Period (Continued)

Payroll was €2.5 billion: on a like-for-like basis there was a reduction of 3.4%, an effect of the early leaving incentive plan connected with integration with the former Capitalia Group, as well as optimization of resource use and the reduction of variable compensation as a result of MIB's performance. These reductions offset cost increases in eastern European countries arising from branch network expansion and salary increases.

Headcount in full time equivalent – FTE terms[1] was 180,658 people[2] at end Q1 2008, compared to 169,816 at December 31, 2007. This increase was mainly due to the following:

- Development of the Central and Eastern Europe (CEE) distribution network (an increase of 12,043 people) mainly due to the acquisition of Ukrsotsbank in Ukraine (a staff increase of 10,740) and expansion in Kazakhstan (a staff increase of 396), Turkey (+258) and Russia (+237);
- Inclusion of Infotech[3] Austria in the scope of consolidation (+577);
- A reduction of about 1,464 people in Italy, mainly due to the early leaving incentive plan connected with integration with the former Capitalia Group;
- A reduction of 544 people in Germany, mainly due to the outsourcing of the securities services business and despite the inclusion of HVB Leasing in the scope of consolidation (a staff increase of 127).

Net of the new acquisition in Ukraine and of HVB Leasing and Infotech Austria, the Group headcount would be down by 602 people (despite the expansion underway in the CEE countries).

Net fees and commissions (€ million)

	Q1		CHANGE	
	2008	2007	AMOUNT	PERCENT
Asset management, custody and administration:	1,170	1,387	-217	-15.6%
segregated accounts	*87*	*91*	*-4*	*-4.4%*
management of collective investment funds	*551*	*663*	*-112*	*-16.9%*
insurance products	*190*	*235*	*-45*	*-19.1%*
securities dealing, placement and other services	*342*	*398*	*-56*	*-14.1%*
Current accounts, loans and guarantees	627	657	-30	-4.6%
Collection and payment services	357	358	-1	-0.3%
Forex dealing	131	150	-19	-12.7%
Other services	175	160	+15	+9.4%
Total net fees and commissions	**2,460**	**2,712**	**-252**	**-9.3%**

The **other administrative expense** was a little under €1.5 billion: on a like-for-like basis it was almost flat when compared with Q1 2007 (a 1.6% increase). This was once more due to a careful balancing of the CEE development initiatives (branch network expansion in Turkey and Russia) with cost containment action in the other Divisions.

Depreciation and amortization of tangible and intangible assets were slightly up (by 0.7%).

However, **the cost-income ratio** rose to 64.2% (as against 52.9% in Q1 2007) due to the slowdown in revenue. Net of MIB in both quarters the Group would have had a cost-income ratio of 55.7%, almost unchanged.

Write-downs of loans and provisions for guarantees and commitments grew by 21.8% over Q1 2007, which was only partly due to an increase in the underlying cost of risk, also being the effect of the strong growth of lending in the previous quarters and of the changes in the scope of consolidation (+14.9% the change at constant exchange rates and perimeter). **The ratio of net write-downs to average risk-weighted assets (RWA)** by **credit risk** was in fact 0.56%, an increase of 6 bp over Q1 2007, and 12 bp over end 2007, though its relative rate of growth was lower than that of write-downs alone.

Credits figures also show that the increase in write-downs should be seen in relation to the Group's strict policies which aim to contain risk and ensure high asset quality. Total impaired loans at book value (€16.3 billion at end March)

1. FTE: Staff on the payroll less those seconded to other companies and long-term absentees and plus secondees from other companies. All these categories are counted on the basis of the hours worked (i.e. the hours for which the company sustains a cost).
2. The KFS Group and the other proportionately consolidated Group companies are included at 100% of the relevant statistic. The same happens for IT Austria.
3. Informations Technologie

actually recorded a significant reduction from end 2007 both in terms of amount (down by 3.9%), and as a ratio to total loans (2.76% as against 2.95% at end 2007). This reduction was mainly due to a fall in non-performing loans (NPLs, down by 7.5% in Q1 2008 and by 0.17% as a ratio to total loans), while doubtful loans remained stable (down by 0.4%) and past-dues increased only slightly as a proportion of total loans (by 0.02%), a sign that risk increases are contained and more than offset by the strategy of greater coverage adopted by the Group. The coverage ratio (ratio of write-downs to the face value of impaired loans) actually increased by more than 1%, from 54.5% at end 2007 to 55.9% at end Q1 2008.

Profit from operations before tax was €1.7 billion, a decline of 48.1% from the Q1 2007 figure of €3.2 billion. Over and above the effects of the market crisis, as described above, this difference was also due to lower gains on disposals of investments in 2008 (the disposal of securities services business of the former Capitalia Group and of Hypo Stavebny in Czech Republic) as against those of 2007 amounting to €95 million.

Group net profit for the first quarter of 2008 was down by 51% at €1 billion, comprising the negative impact of purchase price allocation under the Capitalia transaction of €83m (or 4% in terms of its negative contribution to consolidated profit).

The Core Tier 1 Ratio fell to 5.51% (from 5.83% at December 31, 2007) while the Total Capital Ratio was 9.90% as against 10.11% end 2007, due to:

- a 4.6% increase in RWA, following acquisitions and organic growth in rapidly developing economies, which becomes 3.2% following reclassification of the other prudential requirements from RWA equivalents to deductions from regulatory capital, and
- a modest increase in regulatory capital, owing to the level of self-financing and an increase in goodwill (€900 million) following the acquisitions made in implementation of the eastern European expansion strategy.

Loans to customers asset quality (€ million)

	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED LOANS	PAST-DUE LOANS	IMPAIRED LOANS	PERFORMING LOANS	TOTAL "CUSTOMERS LOANS"
As at 31.03.2008							
Face value	27,059	6,132	1,610	2,103	**36,904**	575,435	**612,339**
as a percentage of total loans	*4.42%*	*1.00%*	*0.26%*	*0.34%*	***6.03%***	*93.97%*	
Writedowns	17,870	2,037	464	272	**20,643**	2,695	**23,338**
as a percentage of face value	*66.0%*	*33.2%*	*28.8%*	*12.9%*	***55.9%***	*0.5%*	
Carrying value	9,189	4,095	1,146	1,831	**16,261**	572,740	**589,001**
as a percentage of total loans	*1.56%*	*0.70%*	*0.19%*	*0.31%*	***2.76%***	*97.24%*	
As at 31.12.2007 [1]							
Face value	27,759	5,937	1,654	1,856	**37,206**	559,895	**597,101**
as a percentage of total loans	*4.65%*	*0.99%*	*0.28%*	*0.31%*	***6.23%***	*93.77%*	
Writedowns	17,827	1,827	449	188	**20,291**	2,604	**22,895**
as a percentage of face value	*64.2%*	*30.8%*	*27.1%*	*10.1%*	***54.5%***	*0.5%*	
Carrying value	9,932	4,110	1,205	1,668	**16,915**	557,291	**574,206**
as a percentage of total loans	*1.73%*	*0.72%*	*0.21%*	*0.29%*	***2.95%***	*97.05%*	

1. Before reclassification of contruction leases and pre-lease assets

Contribution of Divisions to Group Results

A breakdown of Group results by Division shows that commercial banking businesses performed well and proves the worth of our business model's sector and geographical diversification.

Operating profit by Division was mostly up, with the exception of MIB and Asset Management Divisions, which are both affected - though with different severity - by the financial markets' difficult environment. Net of MIB, the Group's operating profit grew by 4.1% y/y.

Key figures (€ million)

	RETAIL	CORPORATE	PRIVATE BANKING	ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	POLAND'S MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUST. INCLUDED)	CONSOLIDATED GROUP TOTAL
OPERATING INCOME									
Q1 2008	2,842	1,504	376	317	-295	610	1,019	76	6,449
Change over Q1 '07 pro-forma	*4.3%*	*3.2%*	*1.6%*	*-17.0%*	*n.s.*	*9.5%*	*36.2%*	*n.s.*	*-16.5%*
Operating costs									
Q1 2008	-1,767	-511	-227	-118	-379	-296	-513	-327	-4,138
Change over Q1 '07 pro-forma	*-0.8%*	*3.2%*	*2.7%*	*-23.4%*	*-18.7%*	*14.3%*	*36.1%*	*n.s.*	*1.2%*
OPERATING PROFIT									
Q1 2008	1,075	993	149	199	-674	314	506	-251	2,311
Change over Q1 '07 pro-forma	*13.8%*	*3.2%*	*0.0%*	*-12.7%*	*n.s.*	*5.4%*	*36.4%*	*n.s.*	*-36.5%*
PROFIT BEFORE TAX									
Q1 2008	791	733	161	225	-696	292	420	-243	1,683
Change over Q1 '07 pro-forma	*11.7%*	*-5.2%*	*15.0%*	*0.4%*	*n.s.*	*-7.3%*	*36.8%*	*n.s.*	*-48.1%*
EVA									
Q1 2008	342	215	59	134	-627	110	136	-356	13
Change over Q1 '07 pro-forma	*104*	*21*	*-4*	*-21*	*-1,015*	*15*	*7*	*-120*	*-1,013*
Cost/income ratio									
Q1 2008	62.2%	34.0%	60.4%	37.2%	n.s.	48.5%	50.3%	n.s.	64.2%
Change over Q1 '07 pro-forma	*-316 bp*	*0 bp*	*64 bp*	*-309 bp*	*n.s.*	*203 bp*	*-6 bp*	*n.s.*	*1,125 bp*
Employees [(1)]									
as at 31 March 2008	52,984	11,631	4,541	2,391	4,060	25,673	55,690	23,690	180,658
Change over 31 December 2007	*-894*	*104*	*103*	*-74*	*-140*	*204*	*12,043*	*-504*	*10,842*

1. "Full time equivalent" data. These figures include all employees of subsidiaries consolidated proportionately, such as Koç Financial Services Group employees.

Retail Division

UniCredit Group's Retail Division aims to satisfy the financial needs of Mass Market, Affluent and Small Business customers in Italy, Germany and Austria. The Division has the objective gathering and using the Group's know-how in the area of Retail Banking to make it available to customers regardless of their geographic location. This will make continual growth possible despite the international financial crisis that has resulted in market turbulence. The Group has adopted a significant new reporting format that for the first time includes the results of the former Capitalia subsidiaries now belonging to the Division.

In Q1 2008 the Retail Division reported **profit before tax** of €791 million representing an increase of €83 million over Q1 2007 (+12% y/y) with differing contributions from each of the three countries. Italy, with 74% of operating income, generated 81% of overall operating profit, while in Germany and Austria the restructuring and consolidation process, which began in 2006, is continuing.

On the one hand, profit growth was driven by net interest income due to an increase in volume and interest rates, and on the other hand, it was the result of careful cost management.

Operating income for the first quarter totaled €2,842 million, an increase of 4% y/y attributable to net interest income (€1,751 million representing an increase of 7% y/y) with the greatest contribution coming from Italy, which reported a strong increase in net interest income (+11% y/y) and in net commissions (3% y/y).

In particular, the **Italian Retail Division** (meaning the commercial bank areas of UniCredit Banca, UniCredit Banca di Roma, Banco di Sicilia and Bipop) generated gross operating profit that was 38% higher than Q1 2007 with an increase of 38% at UniCredit Banca and 36% at the former Capitalia banks.

In terms of business performance, the Italian Retail Division successfully continues to work on initiatives that are intended to bring in new customers and increase overall financial assets. With *Trasloco Facile*, a business initiative launched by **UniCredit Banca** and expanded to the former Capitalia banks, about €413 million in new financial assets were acquired in the first quarter of 2008.

Income Statement (€ million)

RETAIL DIVISION	2008 Q1	2007 Q4	2007 Q1	CHANGE ON Q1 2007 AMOUNT	CHANGE ON Q1 2007 %
Operating income	2,842	2,727	2,726	116	+4.3%
Operating costs	-1,767	-1,795	-1,781	14	-0.8%
Operating profit	1,075	932	945	130	+13.8%
Net write-downs on loans	-284	-270	-242	-42	+17.4%
Profit before tax	791	418	708	83	+11.7%

Balance Sheet (€ million)

RETAIL DIVISION	AMOUNTS AS AT 31.03.08	AMOUNTS AS AT 31.12.07	CHANGE AMOUNT	CHANGE %
Loans to customers	186,637	186,295	342	+0.2%
Customer deposits (incl. Securities in issue)	196,555	197,553	-998	-0.5%
Total RWA	119,551	116,966	2,585	+2.2%
RWA for Credit Risk	116,745	114,576	2,169	+1.9%

Key Ratios and Indicators

RETAIL DIVISION	2008 Q1	2007 Q4	2007 Q1	CHANGE ON Q1 2007 AMOUNT	CHANGE ON Q1 2007 %
EVA (€ million)	342	180	238	104	+43.9%
Absorbed Capital (€ million)	6,989	6,875	6,581	409	+6.2%
RARORAC	19.58%	10.45%	14.45%	513bp	
Operating Income/RWA (avg)	9.63%	9.41%	9.78%	-15bp	
Cost/Income	62.2%	65.8%	65.3%	-310bp	
Cost of Risk	0.97%	0.94%	0.88%	9bp	

Staff Numbers

RETAIL DIVISION	AS AT 31.03.08	AS AT 31.12.07	CHANGE AMOUNT	CHANGE %
Full Time Equivalent	52,984	53,878	-894	-1.7%

Retail Division (Continued)

The growth trend in current accounts continued with 60,450 net new accounts opened since the beginning of the year. The range of Genius package accounts is being particularly well received, including by former Capitalia customers (126,500 accounts opened since November 2007). During the quarter, the production of Genius accounts at the Italian Retail Division level totaled nearly 220,000 accounts. One of the most successful products is *Genius Ricaricabile*, the first rechargeable current account that can even be free of charge which reached a level of 190,000 account openings since its launch at UniCredit Banca in February 2007 and subsequent introduction by the former Capitalia banks in November 2007.

The mortgage business was affected by the international financial crisis and the growth in interest rates which had a negative effect on household demand for mortgages. At the same time, the increased risk level of this business has made it necessary to closely assess customers' credit standings. In this context, a new business policy model has been established that aims to reward the best customers and avoid losses on the riskiest customers. The model, which is called "Pricing at Risk," is being implemented through various distribution channels, making it possible to easily and quickly determine the price to be associated with an individual customer using a few clear reference parameters. Due to synergies with **UniCredit Banca per la Casa**, the product company specializing in real estate mortgages, the Retail Division generated new business totaling €2.9 billion in the first quarter of 2008.

With regard to consumer credit, in the first quarter of 2008 the Italian Retail Division, in cooperation with **UniCredit Consumer Financing Bank** (the Group's specialized consumer finance arm) generated new business (personal loans, special-purpose loans, credit cards and salary guaranteed loans) totaling about €2.5 billion with 11% coming from the non-banking channel. A breakdown of the contribution of the various products for the first quarter of 2008 shows that new personal loans issued by the banking channel totaled €588 million (+4.6% y/y), while the non-banking channel made a contribution of €157 million (including €62 million in personal loans, +22% y/y, and €95 million in special-purpose loans, +25% y/y). Credit card transactions totaled about €1.4 billion with nearly 2 million credit cards in circulation including 900,000 revolving credit cards. During the quarter, the specialization of the distribution model was completed successfully. UniCredit Consumer Financing "Corners," which are especially dedicated areas that offer loans and mortgages, were opened at 300 UniCredit Banca branches located in key markets of the sales network.

In Germany, **HVB** reported satisfactory deposit performance bolstered by the continued success of *Willkommenskonto* with over 12,000 new customers in 2008. This was in addition to the initiative aimed at the youth segment that resulted in the acquisition of new customers through the *KidsKonto* product.

In terms of investment products, the *VermoegensDepot Privat* one was particularly successful. This product involves HVB providing account management services under contract which allows customers to take advantage of tax optimization schemes that were researched on the basis of affluent customer needs. In the first quarter, *VermoegensDepot Privat* generated sales of about €1 billion. For the target of customers with a high risk aversion, the Anleihe indexed bond with guaranteed principal (with a guaranteed rate of 5% for the first three years) generated sales of €400 million.

Finally, on the occasion of the 850th anniversary of the city of Munich, as the main regional bank in Bavaria, HVB issued ten different layouts for ATM cards that can be selected by customers, sponsoring the local events.

In Austria, the first quarter of 2008 was characterized by initiatives carried out by **Bank Austria** in the area of investment products. The following were particularly popular among customers: the guaranteed principal *Global Emerging Markets Guarantie* fund of Pioneer Investments (with sales volume of €380 million), the guaranteed principal indexed bond called *Weltaktienindex-GarantieAnleihe* (€61 million), the *FokusInvest* segregated account (€10 million), *S.M.I.L.E. Garant* guaranteed principal insurance products (launched in March 2008 with sales already totaling over €6 million) and the *FokusLife* recurring premium product (€7 million). In addition, toward the end of March, the new product called *ErfogsPaket* was introduced; it consists of a savings deposit and an investment fund. With regard to loans to households, in February 2008 the bank launched *Euro-Loans*, a new loan with an interest rate cap for the first five years. The bank continues to promote the *Bank Austria MasterCard UEFA EURO 2008* credit card with efforts aimed at either obtaining new customers through an increase in cards issued, or increasing their usage by holders of the BA MasterCard.

In the first quarter, the Retail Division's total **operating costs** were down by about 1% y/y to a level of €1,767 million, due

to savings in Austria (-8% y/y) and in Germany (-6% y/y). In Italy, commercial banks reported a slight increase (+1% annually), despite the sharp downsizing of FTEs, which partly offset the impact of the new National Bargaining Agreement and the projects to redesign the branch network and develop advanced channels (e.g., "intelligent" ATMs that allow both deposits and withdrawals and multimedia terminals made available to customers). UniCredit Consumer Financing and UniCredit Banca per la Casa reported an increase in operating costs due to investments in international development.

As at March 31, 2008 the number of **FTEs** (full time equivalents) in the Retail Division was down by 894 employees from the end of December 2007 mailnly due to former Capitalia integration (ca. 900 FTE) and to the downsizing of HVB (80 FTEs) and UCB (60 FTEs) which more than offset the growth tied to the increase in the mortgage and consumer credit business (about 90 FTEs, of which more than a third were hired at UniCredit Consumer Financing Bank AD in Bulgaria).

The **cost-income ratio** for the first quarter was 62.2% (-3.16% y/y) due to the increase in revenues and greater efficiency in the management of costs.

The above factors resulted in **operating profit** for the first quarter of €1,075 million (+14% y/y).

In the first quarter, **net impairment losses** were up by 17% over the previous year to a level of €284 million with a resulting increase of 9 basis points y/y in the annualized **cost of risk** to 0.97% mainly due to a deterioration in the loan situation, and especially medium and long-term loans.

Loans to customers in the Retail Division reached a level of €187 billion +342 million over December 2007), while **customer deposits** including securities in issue remained substantially stable over the end of 2007 to €197 billion.

As at March 31, 2008 the Retail Division achieved value creation, or **EVA**, of €342 million (+€104 million or 44% y/y) which translates into **RARORAC** of 19.6% (14.4% in 2007). These good results were also due to intense, ongoing efforts to achieve customer retention. The customer satisfaction index (TRI*M)[1] was up over year-end 2007 in Austria (reaching a level of 68 points), while this measure was unchanged in Italy and Germany. The inclusion of former Capitalia banks in the Group and compliance with the Group's service model have already shown signs of positive customer response, especially in the mass market segment at Banco di Sicilia and small business segment at UniCredit Banca di Roma which reported a three-point increase in the TRI*M index.

In terms of managerial figures through March 2008, 64% of **total financial assets** of customers in Italy were in the form of indirect deposits (assets under management and administration), while the composition of customer portfolios has started to change in Germany (53% in direct deposits, 20% in assets under management and 27% in assets under administration) and in Austria (63% in direct deposits, 24% in assets under management and 13% in assets under administration), two countries that traditionally have higher percentages of savings deposits. In Italy, the increase in customer financial assets adjusted for the market effect was €1.3 billion, a 0.5% increase from the beginning of the year. In the Italian Retail Division sales in the life bancassurance area resulted achieving a 26.7% market share (source IAMA, February 2008).

1. The **TRI*M index** measures the level of customer retention through a weighted summation of ratings that interviewees assign to the Company based on 4 main retention indices, two of which are related to satisfaction (overall satisfaction and likelihood of recommendation), while the other two measure loyalty (likelihood of repeat purchases and competitive advantage).

Also the mix of **total loans to customers** is different across the three countries. Residential mortgages (the product with the largest share everywhere) represented 59% of loans in Germany, 58% in Italy and 52% in Austria. Loans to small business showed a higher share of short term in Italy (49% of loans to small business segment) than in Austria (20%) and Germany (6%).

Customers Total Financial Assets[2]
March 2008 (€ billion)


Direct deposits
AUM
AUC
243³
87
74
58
31
16
12
50
32
12
7
Italy
Germany
Austria
Share of total
69%
17%
14%

2. Business volumes which have been classified differently from accounts data
3. Excluding employees and Xelion Financial Promoters

Total Loans to Customers[4]
March 2008 (€ billion)


123
Other
SB M/L term
SB short term
Consumer credit
Households Mortgages
17
7.8
72
42
1.7
14
0.9
0.9
25
20
1.4
2.4
0.6
11
Italy
Germany
Austria
Share of total
66%
23%
11%

4. Business volumes excluding non-performing loans

Corporate Division

Corporate solutions and banking services for medium and large businesses

The Corporate Division provides a broad range of specialized products and services targeting corporate customers with a specific focus on the mid and large-corporate segments. In order to become an established partner in the business world and satisfy customers' needs, the Corporate Division is committed to transferring the best practices developed by each country and to enhancing staff capabilities and individual product lines (Leasing, Factoring and Global Transaction Banking). Starting in the first quarter of 2008 in Italy, the Corporate Division also consolidates the results for components of the former Capitalia in the banking channel and in the leasing and factoring product lines, while in Germany the CREF (Commercial Real Estate Financing) area was finally merged with the division's other German operations.

Operating results and balance sheet

The Corporate Division ended the first quarter of 2008 with better results than the previous year in terms of revenue growth due to good performance in the area of net interest income (resulting mainly from a volume effect). Other administrative expenses and net impairment losses on loans were up. The decrease in profit was partially affected by the capital gain from the sale of Quercia Funding reported in Q1 2007 without which the decrease would have been -2% instead of -5%.

Income Statement (€ million)

	2008	2007		CHANGE ON Q1 2007	
CORPORATE DIVISION	Q1	Q4	Q1	AMOUNT	%
Operating income	1,504	1,486	1,457	47	+3.2%
Operating costs	-511	-525	-495	-16	+3.2%
Operating profit	993	961	962	31	+3.2%
Net write-downs on loans	-277	-215	-204	-73	+35.8%
Profit before tax	733	615	773	-40	-5.2%

Balance Sheet (€ million)

	AMOUNTS AS AT		CHANGE	
CORPORATE DIVISION	31.03.08	31.12.07	AMOUNT	%
Total Loans	276,815	278,019	-1,204	-0.4%
o.w. with customers	*235,954*	*234,363*	*1,591*	*+0.7%*
Customer deposits (incl. Securities in issue)	96,442	99,217	-2,775	-2.8%
Total RWA	216,271	212,091	4,180	+2.0%
RWA for Credit Risk	211,837	207,486	4,351	+2.1%

Key Ratios and Indicators

	2008	2007		CHANGE ON Q1 2007	
CORPORATE DIVISION	Q1	Q4	Q1	AMOUNT	%
EVA (€ million)	215	39	193	21	+11.0%
Absorbed capital (€ million)	13,501	13,463	12,442	1,059	+8.5%
RARORAC	6.36%	1.16%	6.22%	14bp	
Operating income/RWA (average)	2.81%	2.82%	2.99%	-18bp	
Cost/income	34.0%	35.3%	34.0%	0bp	
Cost of risk	0.53%	0.42%	0.43%	10bp	

Staff Numbers

	AS AT		CHANGE	
CORPORATE DIVISION	31.03.08	31.12.07	AMOUNT	%
Full Time Equivalent	11,631	11,527	104	+0.9%

Breakdown of loans by country and deposits (€ million)

	LOANS TO CUSTOMERS		CHANGE	DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE		CHANGE
CORPORATE DIVISION	31.03.08	31.12.07	%	31.03.08	31.12.07	%
Italy	104,959	106,825	-1.7%	30,534	31,972	-4.5%
Germany	58,445	57,595	+1.5%	37,114	37,575	-1.2%
Austria	43,401	41,935	+3.5%	22,827	23,403	-2.5%
Leasing	29,149	28,008	+4.1%	5,967	6,267	-4.8%
Total	**235,954**	**234,363**	**+0.7%**	**96,442**	**99,217**	**-2.8%**

Given the good performance of net interest income (+7.7% y/y), which offset the slight decline in **net non-interest income**, **operating income** grew by 3.2% y/y to €1,504 million. Despite strong competition in reference markets, net interest grew mainly thanks to the performance of total deposits and loan repricing.

The small increase in **payroll costs** (+1.3% y/y net of intragroup effects) and the trend of **other administrative expenses** (+3.7 y/y) were reflected in the growth in **operating costs** (3.2% y/y).

Capital absorption optimization and senior management's strong commitment to value creation has produced a strong increase in economic value added (**EVA** +11% y/y), as well as in risk-adjusted return on risk-adjusted capital (**RARORAC** +14 bps). The improvement of these key indicators was mainly driven by strong focus on repricing, growth of deposits as well as capital allocation strategy. Operating income performance and cost control are reflected in a stable cost-income ratio in comparison with 2007, down from the previous quarter.

Factorbank and HVB Leasing companies full consolidation lead to an increase of 104 **FTE** staff over December 2007.

In comparison with December 2007 an increase in loans and a small decrease in deposits from customers and securities were accounted for. Over Q1 2007 the growth of the Division was bolstered by the overall performance of **loans to customers** (+8.4% y/y) and **deposits from customers and securities** (+10.0% y/y). In terms of individual countries, Austria and Italy achieved significant growth in loan volumes (+6.4% and 9.9% respectively), while Germany reported 2.5% growth y/y (including Commercial Real Estate Financing - CREF - where the decrease was attributable to the reduction in non-strategic loans and business restructuring).

In keeping with the strategic decision to take a more selective approach to new business, the leasing area reported a decrease in new business (-3.5% y/y) due especially to performance in the Italian market. At the same time, favorable results were reported in Germany (+6.4% y/y) and in CEE (+13.6% y/y).

Italy (leasing not included)

For the first time, the Italian Division also consolidates the results of the corporate banking businesses of Banca di Roma, Banco di Sicilia, Bipop and MCC Finanziamenti.

Thanks to the good performance of **net interest** (+9.3% y/y) and despite the deceleration of the Italian derivatives market, **operating income** grew by 3.2% y/y to €736 million (up by €23 million y/y).

Total costs grew by 4.4% y/y, especially due to the increase of **administrative expenses**. Despite the effort to reduce risks, **net write downs on loans** grew by approximately €55 million due to the growth in loan volumes, to a conservative approach in respect of some items and to the transfer of some loan positions to the non-performing area.

The **cost/income** ratio was 35.3%, a slightly higher figure than that of Q1 2007.

Germany (leasing not included)

Despite the reduction in non-strategic assets from the former Commercial Real Estate Financing area in Germany, **net interest income was up** by 5.5% y/y. This increase benefited from the favorable performance of customer deposits (+21%), especially time deposits, and loans. There was also a decrease in **net non-interest income** (-9.8%) due in particular to lower revenues on derivatives. As a result, **operating income** totaled €378 million (+0.5% and +€2 million y/y).

The **cost/income ratio** improved year-on-year (up by 33.9%, -10bps y/y) thanks to effective cost-reduction actions which contributed to a substantial stability in the trend of total costs year-on-year.

Austria (leasing not included)

Despite the heated competition it faces in its reference market, Bank Austria continues to successfully enhance its business position with a particular focus on mid-corporate customers in industrial districts and in certain specific market niches. As a result of this strategy, Bank Austria's **net interest income** increases by +8.7% y/y (8.4% after dividends) benefiting from the sharp increase in deposits (+23% y/y, driven by time deposits). The positive performance in net interest income was contrasted with a decline in service revenues (with a 16.7% decrease y/y) mainly attributable to a slowdown in the sale of derivative products. As a result the **operating income** generated decreased by 2.2% y/y.

Operating costs (€63 million) were in line with the previous year. The increase in **payroll costs** (+13% y/y), which was due to contract negotiations (the contractual increase was +4.9%), new staff increases and the inclusion of Factorbook and Teledata (representing 3% of total costs) in the consolidation area, was offset by a significant decrease in other administrative expenses (-7.7% y/y). The **cost-income ratio** stood at 28.9%.

Divisione Corporate (Continued)

Contribution by country 1Q 2008 (€ billion,%)


Total UGL
Italy
Austria
Germany
1,504
-511
993
11%
12%
11%
49%
51%
48%
14%
12%
16%
25%
25%
25%
Operating Income
Operating Costs
Operating Profit

Contribution by country 1Q 2007 (€ billion,%)


Total UGL
Italy
Austria
Germany
1,457
-495
962
10%
11%
9%
49%
50%
48%
15%
13%
17%
26%
26%
26%
Operating Income
Operating Costs
Operating Profit

Global Leasing

After grouping the leasing operations of the UniCredit Group in 2007, the Global Leasing business line operates in most markets served under the UniCredit Global Leasing brand, and in keeping with the group's strategy, this area has set a goal of achieving significant brand recognition at the international level.

The **operating income** of Global Leasing rose substantially by 18.8% y/y, or €27 million, to €171 million, due in particular to the growth in volumes and increase in balance of other operating income, which was reflected in the 80% growth in **net non-interest income**. Growth in volumes was driven by CEE markets (mainly due to the sharp rise in capital asset leasing) and by Germany. Given the major efforts focused on establishing cross-selling agreements and distributing product know-how to relationship managers, most countries continued to sell a growing portion of their products through the Group's banking networks.

Personnel increases in most CEE countries and new consolidations in Germany were reflected in a 19.4% growth in costs (up by €5 million) over Q1 2007. Operating costs totaled €59 million (up by €5 million or 9.3% y/y).

Higher **net write downs on loans** (up by €13 million y/y), which were due to provisions for specific positions, had only a partial impact on the growth in **profit before tax**, which totaled €79 million (up by €7 million y/y or 9.7%).

The **cost-income ratio** (34.5%) decreased sharply over Q1 2007 (down by 300bps).

Business lines and division strategy analyzed based on the contributions of individual businesses/regions

Key projects and initiatives in the first quarter of 2008

Corporate Banking

In keeping with the Group's internal growth strategy, the Division continued to grow in all domestic markets. In Italy, as a part of the merger between the UniCredit and Capitalia Groups, specific projects have been launched (including the integration of product factories in the leasing and factoring areas) in order to strengthen the Group's market position, and in keeping with the cost control policy, to improve the efficiency of operating processes. The Division intends to live up to these goals by leveraging specific capabilities, product knowledge and customer loyalty.

The first phase in the business integration with Capitalia took place in the first quarter of 2008 with the implementation of the organizational and IT "Managerial Big Bang" between the networks of UniCredit Corporate Banking in Italy and the former Capitalia banks:

- Implementation of a single business platform at branch, account manager and customer level
- Finalization of unique association between customers and account managers
- Optimization of the lending process by replicating the best practices of UBI
- Implementation of a single IT platform accessible by the entire sales network

During the same period, the new sales organization was completed and, when fully operational, will comprise 9 large corporate branches, 59 coordination centers for medium and small corporate customers and 241 corporate branches. In the first quarter of 2008, the integration of the factoring operations of MCC into UniCredit Factoring was completed. This confirmed the strategy to develop international operations by taking advantage of the Group's network of banking subsidiaries and serving as a professional partner for companies that intend to expand their businesses abroad.

The expansion strategy was also pursued in Germany where, after opening new

branches in 2007, steps were taken to expand the sales organization with new relationship managers and new product specialists. In Austria, the Group confirmed its goals of strengthening market leadership and increasing penetration in specific geographic areas.

Global Leasing and Global Transaction Banking

UniCredit Global Leasing S.p.A. is one of the leading leasing companies in Europe in terms of business volume. Top Management is focusing on the so-called cross-fertilization of leasing in the global factory and on the expansion of cooperation with the banking channel. To be specific, agreements are being established for cooperation between leasing companies and banks in all CEE countries. Taking into account the characteristics of individual reference markets, this cooperation will entail the creation of specific products and an increasing emphasis on time to market. The Global Transaction Banking (GTB) product factory has also organized a central coordination area that reports directly to the segment manager.

Movements in financial assets

As at March 31, 2008, **total financial assets under management** and administration were over €213 billion, a decline of 7.9% from the pro-forma[1] figure at the end of December 2007 and a decrease of 4.1% from Q1 2007.

This result was heavily affected by the negative performance of financial markets in the first three months of the year (in March 2008 the stock exchange indexes reported the following performance: S&P/MIB -18%, DAX 30 -19%, ATX -16.6%) with a major impact on the asset management component (outflows on the same date totaled €36.8 billion in Italy and €4.5 billion in Austria). Adjusted for extraordinary items[2] the drop from year-end figures was reduced to around 6% of the total with a decline of about 5% in Italy and 8% in Germany. Meanwhile, this figure remained largely unchanged (-0.8%) in Austria from the beginning of the year.

These declines are mainly attributable to the impact of market performance on asset valuations. Despite this unfavorable environment, the Division reported a net inflow of deposits (approximately +€510 million[2]) due to the contributions of Italy and Austria which more than offset the outflow reported in Germany. Deposits were concentrated mainly in liquid products and repos confirming a customer trend, which was already seen in the second half of 2007, toward more liquid instruments with a pronounced aversion to risk in this particular market situation.

In this context, there was a shift of ordinary financial assets resulting in increased direct deposits, which accounted for about 22% as at March 31, 2008 (about 20% at year-end 2007) and in the administered component, which accounted for about 37% (about 35% at year-end 2007) thereby limiting the decline in assets under management which remained above 40% of the total.

Breakdown of financial assets[2] as at March 31, 2008 (%)


21.8
0.3
41.1
36.8
Assets under management
Assets under custody
Assets under admonistration and other assets
Deposits and repos

Total Financial Assets							(€ billion)
PRIVATE BANKING DIVISION	AMOUNTS AS AT 31.03.2008	AMOUNTS AS AT 31.12.2007	CHANGE AMOUNT	CHANGE %	AMOUNTS 31.03.2007	CHANGE AMOUNT	CHANGE %
Total	**213.2**	**231.4**	**-18.2**	**-7.9%**	**222.4**	**-9.2**	**-4.1%**
Italy	128.6	139.1	-10.5	-7.5%	134.3	-5.7	-4.2%
Germany	69.1	76.7	-7.6	-9.9%	73.1	-4.0	-5.5%
Austria	15.5	15.6	-0.1	-0.8%	15.0	0.5	3.3%

1. Total financial assets in 2007 were stated on a pro-forma basis due to the first time consolidation of Wealth Capital Management in Germany, the integration with Capitalia and the sale of the Monte Carlo branch by Capitalia Luxembourg.
2. Excluding extraordinary transactions meaning those, which, due to their timing, large size and little or no profitability, are not attributable to ordinary company operations.

Private Banking Division (Continued)

Financial performance
In terms of profit performance[1], in Q1 2008 the Private Banking Division generated €149 million in **operating profit**, in line with Q1 2007, but higher (around 3%) as a result of an effective cost containment policy and good growth in net interest income.

Income Statement					(€ million)
	2008	2007		CHANGE ON Q1 2007	
PRIVATE BANKING DIVISION	Q1	Q4	Q1	AMOUNT	%
Operating income	376	405	370	6	+1.6%
Operating costs	-227	-243	-221	-6	+2.7%
Operating profit	149	162	149	0	-
Profit before tax	161	152	140	21	+15.0%

Revenues totaling €376 million for the period (+1.6% over Q1 2007) were nearly unchanged (+0.5%[2]) in a very difficult market environment that had a strong impact on banking business, sales of asset management products and asset mix in customer portfolios. To be specific:

- **Net interest income** rose by about 16%2 due to an increase in volume, larger spreads in Italy and a higher customer propensity for liquid investments that resulted in growth in deposits and repos;
- **Net non-interest income** declined by 5.6%[2] due to lower net management and trading fees (-6%[2] approximately) which are closely tied to the overall decrease in sales and banking business in the market. However, commissions on closed-end funds in the Wealth Capital Management area in Germany were up. UCI bonds have continued to be sold by UniCredit Private Banking at a good pace since the beginning of the year. This investment is particularly popular among customers during this period of market turbulence.

Operating costs totaled €227 million (+2.7% over Q1 2007) and were slightly lower (-1%[2]). The trend was mainly due to lower administrative expenses including depreciation that more than offset the increase in payroll costs (+2%[2] approximately) resulting from higher staff levels in Germany.

As a result of ongoing cost containment measures, the cost-income ratio in the Q1 2008 stood at 60.4% better than the figure reported in Q1 2007[2].

Profit before taxes totaled €161 million (+15%), an increase of 18%[2]. This figure included capital gains of €20 million mainly generated at the beginning of 2008 from the sale by Capitalia Luxembourg of the Monte Carlo branch to third parties.

Breakdown of operating profit as at March 31, 2008 (%)


6.4
35.1
58.4
Italy
Germany
Austria

1. Figures for the first quarter of 2007 were normalized to take into account the effect of the new cost allocation methodology in Germany and new revenue sharing rules between the production and distribution of asset management products for former Capitalia banks and companies.
2. Adjustments took into account the first time consolidation of Wealth Capital Management in Germany and lower Fineco fees in Italy for brokerage activities carried out on behalf of Capitalia Asset Management (€3.5 million).

Key data by country show the following:

- An increase in operating profit in **Italy** of 6.5% on an equivalent basis over Q1 2007 due to sharp growth in net interest income (+21% approximately on an equivalent basis) which offset the small decline in net commissions (-2% on an equivalent basis). UPB ended Q1 2008 with a 26.3% increase in financial income (obviously due to the increase in volume and income from liquidity management) and a 9.4% increase in total revenues not considering Q1 2007 dividends. With regard to asset gathering (Fineco and Xelion), operating profit was up (+56% on an equivalent basis) due to the gains in net interest income and the containment of operating costs that more than offset the decline in net commissions. The cost-income ratio in Italy (59.6%) was slightly lower than March 31, 2007 on an equivalent basis.
- Operating profit was up by 5% on an equivalent basis in **Germany** with an increase in net interest income (+8% on an equivalent basis) that was not able to fully offset the decline in net commissions related to reduced sales of asset management products and lower transactions of the Dab Group. The cost-income ratio stood at 60% compared to about 63% for Q1 2007 on an equivalent basis as a result of an effective operating cost (-6% on an equivalent basis) containment policy;
- A decrease in total revenues in **Austria** (-6.5% approximately) due mainly to a reduction in transaction volume and in the placement of structured products at Schoellerbank and Bank Privat and greater pressures on income from direct deposits, especially for Bank Privat.

In the first quarter of 2008, the **EVA** of the Private Banking Division stood at 59 million, decreasing around 7% over Q1 2007, due to adverse market conditions; almost stable **RARORAC**.

Key Ratios and Indicators

	2008	2007		CHANGE ON Q1 2007	
PRIVATE BANKING DIVISION	Q1	Q4	Q1	AMOUNT	%
EVA (€ million)	59	n.a.	63	-4	-6.6%
Absorbed Capital (€ million)	786	n.a.	805	-19	-2.4%
RARORAC	30.14%	n.a.	31.50%	-136bp	
ROA, pb (*)	86	88	81	5bp	
Cost/Income	60.4%	60,0%	59.7%	70bp	
Operating costs/Total Financial Assets (**)	52	52	48	4bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets
(**) Total cost on total Financial Assets (average) net of extraordinary assets

Staff Numbers

	AS AT		CHANGE	
PRIVATE BANKING DIVISION	31.03.08	31.12.07	AMOUNT	%
Full Time Equivalent	4,541	4,438	103	+ 2.3%

Asset Management Division

Business and financial performance

As at March 31 2008, **assets under management and administration** in the Asset Management Division totaled €238 billion. The AUM component (€227 billion) was down by 12% from the beginning of the year (-20% y/y) due to USD depreciation against euro and market turmoil that influenced negatively the net sales of funds (-€13.2 billion) and market performance (-€16.8 billion)

USA

The business unit ended the period with a net outflow of €649 million.

Assets totaling €39.5 billion were 12.7% lower than the beginning of the year due to unfavorable market performance (-11.3%), which incorporated the exchange rate effect tied to the appreciation of the euro and the net outflow of funds (-1.4%).

Ending assets expressed in dollars came to $62.5 billion (-6.3% from the beginning of the year).

AuM by Distributing Area (percent)


6.7
4.0
14.9
5.1
17.4
52.0
Italy
USA
International
Germany
CEE
Pioneer Austria

Italy

In Italy assets totaled €118.1 billion at the end of March representing an 11.3% decline since the beginning of the year due to the combined impact of the negative net sales (-€9.9 billion) and the market component (-€5.2 billion).

During the period, however, the business unit reported a net inflow of €332 million in the area of segregated accounts, unit-linked funds, hedge funds and traditional insurance, and an inflow in the institutional segment (€273 million).

The market share of Pioneer Investments, including Capitalia, stood at 18.99% for the quarter, a decrease of 94 basis points from December 2007.

Germany

The business unit ended the period with a net outflow of €1.2 billion, concentrated in the mutual fund area, partially offset by the inflow of dedicated funds.

Assets under management totaled €33.8 billion and were down by 11.2% from the beginning of the year mainly due to market performance (-€3 billion).

Assets under administration stood at €3.4 billion and reduced by 1.7% from December 2007 due to net sales impact (-€56 million).

International

The International business unit reported an outflow totaling €594 million due to the negative contribution of all areas with the sole exception of the UK (+€207 million). As a result, assets were down by 18.4% from the level of the beginning of the year to €11.5 billion.

CEE

The CEE business unit (formerly New Markets) reported a net outflow of €573 million for the first quarter which was mainly attributable to the outflows in Poland (-€598 million).

Notwithstanding the trend, Pioneer Pekao confirmed its leadership among asset

(billion €)

ASSET MANAGEMENT DIVISION	AMOUNTS AS AT 31.03.2008	AMOUNTS AS AT 31.12.2007	CHANGE AMOUNT	CHANGE %	AMOUNTS 31.03.2007	CHANGE AMOUNT	CHANGE %
Total Financial Assets	**237.6**	**267.9**	**-30.3**	**-11.3%**	**322.0**	**-84.3**	**-26.2%**
Asset under management	**227.1**	**257.0**	**-29.9**	**-11.6%**	**282.4**	**-55.3**	**-19.6%**
Pioneer	**212.0**	**241.0**	**-29.0**	**-12.0%**	**264.4**	**-52.4**	**-19.8%**
- Italy (*)	118.1	133.2	-15.0	-11.3%	141.4	-23.3	-16.4%
- USA	39.5	45.3	-5.8	-12.7%	51.2	-11.6	-22.8%
- International	11.5	14.1	-2.6	-18.4%	13.7	-2.1	-15.6%
- Germany (**)	33.8	38.0	-4.2	-11.2%	49.2	-15.4	-31.3%
- CEE	9.0	10.4	-1.4	-13.6%	9.0	0.0	0.0%
Pioneer Austria	**15.2**	**16.0**	**-0.9**	**-5.4%**	**18.0**	**-2.9**	**-15.8%**
Asset under administration	**10.5**	**10.9**	**-0.4**	**-3.6%**	**39.6**	**-29.1**	**-73.5%**

(*) The italian Business Unit includes Capitalia
(**) Germany Business Units includes Pioneer Germany and Nordinvest.

management companies in Poland with a market share of 21.2%.

Assets under management dropped by 13.6% from the beginning of the year to €9.0 billion.

Alternative

The Alternative business unit, whose figures are already included in various distribution areas, reported an inflow of €231 million thanks to the positive contribution of the PAI Ltd family of funds (€164 million) and the Italian SGR (€82 million), despite the outflow of funds from the Momentum family (-€15 million).

At the end of the quarter, assets in hedge funds totaled €5.8 billion, a decrease of 1.1% since the beginning of the year due to the negative market effect (-5%).

Pioneer Austria

This business unit ended March 2008 with assets of €15.2 billion, a decrease of 5.5% from the beginning of the year mainly as a result of the outflow of funds (€306 million).

Financial performance

In the first quarter, the Asset Management Division reported **profit before tax** of €225 million, in line with the same period of 2007.

Income Statement (€ million)

ASSET MANAGEMENT DIVISION	2008 Q1	2007 Q4	2007 Q1	CHANGE ON Q1 2007 AMOUNT	CHANGE ON Q1 2007 %
Operating income	317	399	382	-65	-17.0%
Operating costs	-118	-173	-154	36	-23.4%
Operating profit	199	226	228	-29	-12.7%
Profit before tax	225	235	224	1	+0.4%

Key Ratios and Indicators

ASSET MANAGEMENT DIVISION	2008 Q1	2007 Q4	2007 Q1	CHANGE ON Q1 2007 AMOUNT	CHANGE ON Q1 2007 %
EVA (€ million)	134	178	155	-21	-13.8%
Absorbed Capital (€ million)	715	864	759	-44	-5.8%
RARORAC	74.72%	82.33%	81.66%	-694bp	
ROA, pb (*)	50	55	48	2bp	
Cost/income	37.2%	43.4%	40.3%	-310bp	
Operating costs/Total Financial Assets, bp (**)	19	24	19	0bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets
(**) Total cost on total Financial Assets (average) net of extraordinary assets

Staff Numbers

ASSET MANAGEMENT DIVISION	AMOUNTS AS AT 31.03.08	AMOUNTS AS AT 31.12.07	CHANGE AMOUNT	CHANGE %
Full Time Equivalent	2,391	2,465	-74	-3.0%

This result is a reflection of market trend, which had a negative impact on revenues, and was only partly offset by cost controls.

Operating profit for Q1 2008 (€317 million) was down by -17.0% from Q1 2007 due to the decrease in management fees caused by the reduction in average AUM (-€38.8 billion or 13.8%).

Operating costs for Q1 2008 were down by 23.4% from Q1 2007 due to the combined effect of:

- A sharp decrease in payroll costs (-46%) due to lower costs related to the valorization of incentive plans and the variable compensation component;
- Higher **amortization** and depreciation due to the definite lived intangible assets write-down that resulted from recent acquisitions and the go live in production of GISP project's modules
- An increase in other **administrative expense** (+5.5%) mainly resulting from the increase in advertising, marketing and administrative service costs.

Compared to the last quarter of 2007, **operating costs** were down by €55 million (-31.8%) mainly due to the reduction in payroll costs (-49.5%) and the decline in other administrative expenses (-6.5%).

The **cost-income ratio** for the period stood at 37.2% showing a significant improvement (-310 basis points) over Q1 2007 reflecting management efficiencies.

At the end of March the Asset Management Division had 2,391 **employees (Full Time Equivalent)**, a decrease of 74 people from the year-end 2007 figure, including 28 ones following the transfer of IT activities from CAM to UGIS.

Markets and Investment Banking

Income Statement (€ million)

MIB DIVISION	2008 Q1	2007 Q4	2007 Q1	CHANGE ON Q1 2007 AMOUNT	CHANGE ON Q1 2007 %
Operating income	-295	381	1,237	-1,532	-123.8%
o.w.:					
trading revenues	*-865*	*-346*	*648*	*-1,513*	*-233.5%*
non-trading revenues	*570*	*727*	*589*	*-19*	*-3.2%*
Operating costs	-379	-356	-466	87	-18.7%
Operating profit	-674	25	771	-1,445	-187.4%
Net write-downs on loans	-39	-11	-1	-38	n.s.
Profit before tax	-696	150	984	-1,680	-170.7%

Balance Sheet (€ million)

MIB DIVISION	AMOUNTS AS AT 31.03.08	AMOUNTS AS AT 31.12.07	CHANGE AMOUNT	CHANGE %
Total RWA	89,235	80,450	8,785	+10.9%
RWA for Credit Risk	64,238	57,984	6,254	+10.8%

Key Ratios and Indicators

MIB DIVISION	2008 Q1	2007 Q4	2007 Q1	CHANGE ON Q1 2007 AMOUNT	CHANGE ON Q1 2007 %
EVA (€ million)	-627	-158	388	-1,015	-261.4%
Absorbed Capital (€ million)	5,517	5,466	5,039	478	+9.5%
RARORAC	-45.43%	-11.54%	30.82%	n.s.	
Operating Income/RWA (avg)	-1.33%	1.79%	6.13%	-746bp	
Cost/income	n.s.	93.4%	37.7%	n.s.	
Cost of Risk	0.25%	0.07%	0.01%	24bp	

Staff Numbers

MIB DIVISION	AMOUNTS AS AT 31.03.08	AMOUNTS AS AT 31.12.07	CHANGE AMOUNT	CHANGE %
Full Time Equivalent	4,060	4,199	-140	-3.3%

Operating Income (economic view*) (€ million)

MIB DIVISION	2008 Q1	2007(**) Q4	2007(**) Q1	CHANGE ON Q1 2007 AMOUNT	CHANGE ON Q1 2007 %
Markets	-513	-196	798	-1,311	n.s.
Investment Banking(***)	265	440	440	-174	-40%
MIB Others	29	91	1	27	>100%
Total	-219	335	1,239	-1,458	n.s.

(*) Total return revenues, incl. change in market value of investment positions
(**) Figures restated
(***) Incl. Principal Investments

A sharp drop in mark-to-market valuations, caused by the current crisis, resulted in a pre-tax loss for Q1 2008.

The industry is facing the most severe financial markets crisis in 30 years, and although MIB Division showed strengths in a number of client driven activities, these could not off-set the negative MTM valuations caused by the market environment.

Consequently, the income statement for the first three months of the year shows a negative revenue contribution by MIB amounting to €-295 million. With operating costs of € -379 million, this translated into a **negative profit before tax** of € -696 million.

The above mentioned negative MTM valuations materialized fully within the **trading result**, leading to € -865 million, and were fully responsible for bringing overall revenues down. Nevertheless the underlying business was solid, with robust contribution in the current market environment from FICC, Equities, Structured Equity Derivatives, Financing and M&A/Advisory.

Given the decline of MIB's revenue basis, there is a strong focus on cost management. Total operating costs were € -379 million, down 19% from the level of the same period last year. This reduction was mainly caused by significant lower accruals for variable compensation.

Additionally, several initiatives for the containment of costs have already been launched and will start to pay off going forward.

After years of positive profit contribution from **loan loss provisioning**, following

the overall positive credit cycle, the year 2008 is expected to return to normalized levels. Nevertheless Net write-downs on loans in the first three months of the current business year were at € -39 million.

Looking at the Business Areas, the picture is quite differentiated: While Markets and Principal Investments were most affected by the financial crisis, Investment Banking managed to deliver a solid performance.

Markets

The performance of the MARKETS area was severely impacted by the deterioration in the credit markets.

As expected, the first quarter of the year proved to be challenging for the credit asset class. The iTraxx Europe Main - a reference point for the valuation of credit related products in Europe - reached new widenings not experienced so far and peaked by mid March, caused by a huge uncertainty in global financials, before gapping in again at the end of the quarter. The sharp spread tightening was triggered by the rescue of Bear Stearns and corresponding measures taken by central banks (especially by the FED) to restore confidence and increase the liquidity of financial firms and especially (US) Brokers.

The tightening of the synthetic market was however not fully reflected in the cash bond market where spreads remained wide. This phenomenon is putting pressure on the mark-to-market valuation of respective trading positions.

UniCredit Group continues to apply full mark-to-market valuations on credit items through P&L. The negative MtM valuation impact within the Markets area amounted to EUR -978 million mainly driven by the illiquidity in the credit markets.

The main impact came from the Global ABS book, which was affected with € -642 million MtM adjustments in Q1 2008. We identified the Global ABS portfolio as a "ring fenced" position, which we are going to separate from the underlying core business with the aim of increasing transparency and managing it as a discontinued activity.

Other credit related activities were hit by current market condition in the amount of € -336 million. These activities, including Credit Market Making, Active Credit Portfolio Management (ACPM), Credit Trading and Liquidity books, also suffered mainly from negative Mark to market valuations, but will remain core activities within Markets.

The remaining business activities in the MARKETS area - Fixed Income Currency and Commodities (FICC), in each case cash and derivatives - provided solid results despite the overall market turmoil.

FICC: A volatile and difficult trading period overall saw performance vary greatly. The beginning of the quarter showed record revenues generated by Interest Rate Management and good contributions from EEMEA markets. The following period of extreme volatility, however, adversely impacted the performance. Nevertheless FICC (cash and derivatives) generated revenues of € 299 million, being almost at previous year's quarter performance (-2% y/y).

Equities: The extreme volatility of the markets has induced investors to adopt a very cautious investment posture, which led to significant lower trading volumes. The large-scale transactions we saw in 2007, especially in the Western European capital markets, have been more or less missing year-to-date. But it is worth noting, that the deal pipeline with clients remains very strong, despite lacking execution due to the current market uncertainties.

Notwithstanding the market downturn, Equities managed to successfully place primary transactions in the EEMEA region mainly driven by the Polish and Russian franchise. An increase in deal activity is expected based on a benign pipeline in Emerging Europe.
On the derivative side the client flow was negatively affected by poor market performance and the surrounding negative outlook of the credit markets. Nevertheless Structured Equity Derivative business coped well and launched a number of products in Q1.

Overall, equities (cash and derivatives) contributed revenues of € 152 million, a decline of -49% from the excellent Q1 of 2007. However, compared to the preceding quarters (Q3 and Q4 2007), a steady increase of the revenue base is evident.

Markets and Investment Banking (Continued)

Investment Banking

The Investment Banking area is less affected by the credit crisis but suffered in part from general market conditions. However it managed to contribute solid results of € 273 million (-19% y/y) within its Financing and Capital Markets business lines and the Regional Investment Banking Businesses.

Financing: Although revenues at € 163 million declined by -17% compared to the outstanding Q1 2007, the target in terms of revenues for the first quarter was met. Despite difficult markets Project & Commodity Finance especially contributed significantly to the performance. The total revenue contribution of the Financing business line to the Investment Banking area is well over 50%.

Capital Markets: Revenues for the first quarter were at € 37 million (-29% y/y). The MIB securitisation team successfully completed a number of client transactions in Europe and Asia and contributed positively to profit.

DCM business managed to increase its market share with clients in many areas and has also moved up in the league tables for all Euro denominated issues. A clear indication, that our focus on home markets and on selected global products continued to pay off – both for business conducted with our Corporates as well as with our Financial Institutions and Public sector clients.

M&A and Advisory: Compared to preceding quarters, a stable revenue contribution of € 68 million, a decline of -28% in comparison to the remarkable Q1 of the previous year. The M&A team, within the Regional Investment Banks, built a very strong and promising pipeline and was at the same time able to close significant deals. The newly established organizational bundling of all MIB coverage activities with financial institutions will help to tap the existing revenue potential of this client segment.

Principal Investments

Principal Investments bundles the proprietary investment activities in alternative assets.

In Q1 2008, hedge fund investments have been negatively affected by general market turbulences with € -33 million and dragged the overall Principal Investments revenues down to € -8 million compared to a record first quarter in 07 with € +100 million.

With regards to private equity investments, capital gains remained significantly below last year's Q1 (and also compared to Q4/07) despite a well diversified portfolio. This has primarily been caused by very limited primary activity in the private equity segment.

Nevertheless, the core portfolio fundamentally remains of high quality.

CEE Division

Financial and Business Performance

In the first quarter of 2008 the CEE Division of UniCredit Group achieved consolidated **net profit for the period** of €326 million thus exceeding the first quarter of 2007 by 32%. Q1 2008 includes the results of the two newly consolidated banks in Kazakhstan and the Ukraine which were not yet part of the Group in the first quarter of 2007. On a like-for-like basis (i.e. excluding the contribution of the new banks from the Q1 2008 results) and at constant exchange rates (eliminating changes due to exchange rate fluctuations), the increase in the Division's consolidated **profit for the period** amounted to 27%. All y/y changes below refer to this constant perimeter and to constant exchange rates.

Operating profit totaled €506 million, outpacing Q1 2007 results by 19.4% at constant perimeter and exchange rates. This performance, based on the continued operating business growth, reinforces the successful development of the division.

The result of the Division was again driven by total **operating income**, reaching almost €1.019 million in the first quarter of 2008, outperforming the comparable quarter of 2007 by close to 19%.

Net interest income stood at €703 million and posted the highest contribution to the revenue increase in absolute terms as a consequence of the continued, favorable development of business volumes. Compared to the end of 2007, customer loan volumes showed an increase of 9.1%.

Non-interest income, consisting of commission, trading and other operating income, reached €316 million in the

Income Statement					(€ million)
	2008	2007		% CHANGE ON Q1 2007	
CEE DIVISION	Q1	Q4	Q1	ACTUAL	NORMALIZED.[1]
Operating income	1,019	953	748	36.2%	+18.7%
Operating costs	-513	-526	-377	36.1%	+18.0%
Operating profit	506	427	371	36.4%	+19.4%
Net write-downs on loans	-103	-62	-50	106.0%	+11.6%
Profit before tax	420	318	307	36.8%	+30.7%
Profit (Loss) for the period	326	257	247	32.0%	+26.8%

1. At constant exchange rates and perimeter

Balance Sheet				(€ million)
	AMOUNTS AS AT		CHANGE	
CEE DIVISION	31.03.08	31.12.07	AMOUNT	%
Total Loans	66,187	62,169	4,018	+6.5%
o.w. with customers	*55,224*	*50,638*	*4,586*	*+9.1%*
Customer deposits (incl. Securities in issue)	48,103	46,262	1,841	+4.0%
Total RWA	62,440	58,891	3,549	+6.0%
RWA for Credit Risk	60,533	55,632	4,901	+8.8%

Key Ratios and Indicators					
	2008	2007		CHANGE ON Q1 2007	
CEE DIVISION	Q1	Q4	Q1	AMOUNT	%
EVA (€ million)	136	137	130	7	+5.3%
Absorbed Capital (€ million)	5,363	4,599	3,861	1,501	+38.9%
RARORAC	10.18%	11.95%	13.43%	-325bp	
Operating Income/RWA (avg)	6.72%	7.08%	6.55%	17bp	
Cost/income	50.3%	55.2%	50.4%	-10bp	
Cost of Risk	0.71%	0.49%	0.46%	24bp	
Tax rate	22.4%	19.2%	19.5%	290bp	

Staff Numbers				
	AMOUNTS AS AT		CHANGE	
CEE DIVISION	31.03.08	31.12.07	AMOUNT	%
Full Time Equivalent (KFS group 100%)	55,690	43,647	12,043	+27.6%
Full Time Equivalent (KFS Group proportional)	45,670	33,796	11,874	+35.1%

first three months of 2008. While fee and commission income and other operating income increased by 13.4% and 35.1% respectively over the first quarter of 2007, the trading result, at €31 million, was affected by the financial markets performance and thus remained well below the good result of the same period last year.

Operating costs in the first quarter increased by 18% over Q1 2007 (at constant perimeter and exchange rates) and stood at €513 million. Cost efficiency thus further improved as expressed by a cost-income ratio of 50.3%, compared to 50.4% reported in the first quarter of 2007.

Risk provisions of €103 million net in the first quarter year 2008, up 11.6% versus the same period last year at constant perimeter and exchange rates, developed largely in line with the business growth. Highly successful risk management, coupled with a continued favorable risk environment resulted in a further improvement of the **cost of risk ratio** to 0.45% versus 0.46% in the year-on-year comparison. Including the new banks in Kazakhstan and the Ukraine the current **provisioning requirement** of €103 million represents a cost of risk ratio of 0.71%.

The good operating performance of the CEE Division and the increased profitability in first three months of 2008 translated into an increase of the value creation of 5.3% at current exchange rates over the first three months of 2007, with EVA standing at €136 million and the RARORAC decreasing by 325 bp, to 10.2%.

Operating Income March 08 vs December 07 at costant (2006) rates mln €


share
CEE Division: +18.6%
vs prior year
12%
Turkey
182
30.6%
Croatia
127
23.4%
7%
Russia
109
25%
4%
Czech Republic
1%
3%
Bulgaria
11%
3%
Romania
22.4%
3%
Hungary
-2.3%
4%
Ukraine
n.a.
Other
77
82.0%
Dec '07
March '08

CEE Division (Continued)

Russia

Despite the global credit crunch the Russian economy continues to show strong growth and robust macroeconomics. According to Economic Development and Trade Ministry estimates the country's $1.3 trillion economy grew by 8% in the first quarter 2008. The growth is driven by the untamed growth of household consumption based on increasing disposable incomes as well as by the continuing investment boom. The latest release of statistical data in mid April showed wages up almost 30% year on year in March, retail sales up 16.5% and capital investments up 20.2% with an unemployment rate standing at 4.8%. Continuous consumer price growth is currently one of the most serious issues and became the biggest economic policy challenge for the Government. In March inflation accelerated to 13.3% y/y and 4.8% ytd prompting the Government and Central Bank to change their annual target from 8% up to 9.5 - 10%.

Following the strong macro-economic performance, the Russian banking industry continued its fast growth in the first two months of 2008. Total banking assets increased during this period by 2.4% primarily driven by the corporate lending business. While the growth of retail loans remains at 4%, the same level as Q1 2007, corporate loan growth accelerated by 6.3% compared to 5% for the same period one year ago. Growth is predominantly driven by foreign banks and state-owned banks.

ZAO UniCredit Bank is one of Russia's leading universal banks. During 2007 the bank was fully integrated into the UniCredit Group and by the year end rebranded from International Moscow Bank into ZAO UniCredit Bank. The bank maintains a country wide network of 76 outlets (plus a Representative Office in Minsk, Belarus) serving about 470,000 individual and SME customers and more than 3,600 companies, with its comprehensive banking products and services.

As of beginning of March 2008, ZAO UniCredit Bank is the eight largest bank in Russia by total assets. During the first two months ZAO UniCredit Bank grew faster than the banking sector and improved its market shares in all segments. Total assets rose by 16% thus increasing the market share from 1.82% as of year end 2007 to 2.06% currently (rankings and market shares are based on Russian Accounting Standards).

Results

In the first quarter of 2008 the bank achieved **operating profit** of €74 million which at constant exchange rates exceeds by 13.6% the result for the same period last year.

This good performance was driven by dynamically growing business volumes in all segments and business lines. The continuous growth is a result of the permanent improvement and enlargement of the bank's product and service portfolio as well as accelerated client acquisition supported by the increase of the regional coverage through ongoing network expansion. As starting in Q1 2007 the bank increased its branches by 55 to 77 currently, the client base grew by more than 67%. The number of staff increased in the same period by 43% to 3,051 people.

Q1 2008 revenues of €130m are higher by 25.3% y/y (at constant exchange rates). The increase is driven by strong flows of interest income and commissions compensating a downward trend in the trading result due to negative revaluation of the securities portfolio after the recent turbulence on the international financial markets.

Total assets rose to €10.8 billion and are higher by 38% compared to Q1 2007. Driven by both **retail and corporate loans**, gross loan volume has risen by 76% to €8 billion since 1Q 2007 and **deposits** increased in the same period by 36% to €6.2 billion.

The cost/income ratio, result from the ongoing network expansion, stands to 43.1%, compared to 37.3% reported in the first quarter 2007.

Corporate business
The bank further strengthened its position in the corporate sector and showed substantial growth in the lending business, particularly driven by the steadily growing demand from midsized regional corporates. Compared to the Q1 2007 the corporate loan book including leasing and REPO transactions grew by roughly 70% resulting in a total portfolio of €6.6 billion while customer deposits in the same period grew by 30% to €4.7 billion. As of beginning of March 2008 UniCredit Bank ranks seventh in terms of corporate lending and holds a market share of 2.33%, which strongly improved since Q1 2007 when it stood at 1.92%. The market share for corporate accounts and deposits increased in the same period even more sharply from 2.62% to 3.11% and as of beginning of March 2008 the bank ranks fourth in the market.

UniCredit Bank is the bank of choice for over 100 out of the top-200 Russian companies (by sales) and the share in the top-50 is around two thirds. As member of an international banking group with a large customer base, the bank pays particular attention to expanding its business with international companies operating in Russia. The key initiatives in corporate business aim to accelerate growth with a focus on profitability and quality.

Retail business
The accelerated development of the retail business is a key strategic target of ZAO UniCredit Bank. Retail business volumes, including SMEs, are growing rapidly. Key products are car loans, residential mortgages and credit cards. In all these products the bank achieved growth rates notably ahead of the banking market.

Compared to the Q1 2007 the retail loan portfolio more than doubled to over €1.52 billion primarily driven by car lending (+97% y/y) and housing loans (+158% y/y), in which ZAO UniCredit Bank's market shares rose at end 2007 to 6.4% and 1.7% respectively. Overall, ZAO UniCredit Bank increased its retail lending market share from 1.13% in Q1 2007 to 1.51% as of beginning of March 2008. Deposits from customers significantly increased in the same period by roughly 59% to €1.53 billion.

The customer base has increased since Q1 2007 by 68% to 470,000 clients with particularly strong growth rates in the Regions. During the first quarter of 2008 more than 50,000 new customers were acquired. In order to achieve this growth the bank launched a number of partnership programs to step up loan sales throughout the growing distribution network and its partners, especially with car manufacturers and their specialized finance companies. The overall number of branches increased from 48 to 69 and will grow further to around 124 by the end of the year. The main focus for the remainder of 2008 is on accelerated network development, improvement and development of the product range, and maintaining the high level of customer service quality.

CEE Division (Continued)

Turkey

Q1 2008 results of Koç Financial Services (KFS) demonstrate strong business performance driven by healthy growth momentum and profitability and operational efficiency improvements on the back of a healthy sector outlook despite international and domestic uncertainties.

Yapi ve Kredi Bankasi (YKB) continued to increase its market share in almost all product categories, driven by rapid SME and consumer loan growth (mainly general purpose loans and mortgages). The aggressive branch expansion plan, announced in Q2 2007, is continuing with 49 new branches (net) opened during Q1 2008 (2007: 676 branches). The plan is based on reaching 1,000 branches at bank level by the end of 2009.

Results

During the first three months of 2008, KFS contributed €106 million to UniCredit Group net income, +100% y/y at constant exchange rates. The strong results were mainly driven by strong revenue growth, +30% y/y at constant exchange rates, supported by a strong development in both net interest income and fee and commission income due to better than sector and above-budget growth in consumer loans (mainly general purpose and mortgages) and SME loans given increased business focus on the part of the YKB network, on the back of a sound sector growth outlook.

Operating income increased, with year on year growth of 30.6% at constant exchange rates. 40.6% y/y growth at constant exchange rates in fee and commission income, mainly generated by credit cards, contributed 37.5% to overall revenues. Healthy composition of fee and commission income derived from leadership positions in credit cards, asset management and non-cash loans.

Operating costs increased by 23.8% at constant exchange rates, mainly due to capital expenditure on aggressive branch expansion. However, as a result of stronger revenue growth, the cost-income ratio improved substantially reaching 47.6% which is 2.6% below the Q4 2007 figure of 50.2% and 9.1% below Q4 2007 figure of 56.7%.

The improvement in asset quality is confirmed by the quarterly improvement in the Net Performing Loans (bad debt) ratio, which is down to 3.7% as of Q1 2008 (5.3% in Q4 2007 & 6.8% in Q1 2007). The improvement was mainly due to the sale of €237 million of corporate, commercial and SME NPL stock at bank level. The sale made the NPL ratio of the Bank more in line with the sector averages as well as a slight positive PL impact (~€5 mln).

In Q1 2008 the two remaining financial subsidiaries of KFS, YK Yatırım (including Portföy) and YK Netherlands N.V., were moved under YKB as part of KFS's reorganisation, through a cash acquisition following BRSA and CMB approval. Following the transfer, a capital injection by KFS into YKB is expected in Q2 2008 to offset the negative impact of the cash acquisition and strengthen YKB's capital base.

During the meeting of the Board of Directors of YKB held on 21 February 2008, it was resolved that Merrill Lynch International and UniCredit CA IB AG would be appointed as joint financial advisors to assist YKB in the reorganisation of its presence in the insurance business, including assessment of divestiture and partnerships, with the purpose of maximising the value for its clients and shareholders. YKB expects to finalize the disposal before the end of 2008.

Corporate business
Healthy growth in commercial and corporate loans continued in the first quarter of 2008, confirming the continuing positive outlook for corporate client transactions in Turkey and positively impacting net interest income. The share of large and medium corporate loans was almost 45% of total cash loans at YKB group level.

Furthermore, YKB settled all of its debt from Cukurova Group through Çukurova's early repayment of the remaining ~US$225m in April 2008. The proceeds will be reflected in Q2 2008 financials. The repayment lays the basis for a rise in liquidity, a decline in loan provisions and risk weighted assets, and thus an improvement in Capital Adequacy Ratio. This is also positive for YKB as the bank will be able to use the proceeds to continue to increase its retail exposure.

Retail business
With increased commercial focus and emphasis on growth in the network, very strong retail loan growth, mainly driven by SME loans, general purpose loans and mortgages was witnessed in Q1 2008. Consumer loan growth outperformed both the sector and the budget. YKB's general purpose loan growth of 30% for the Q1 2008 was three times that of the sector, further driving up the bank's market share to 5.4% as of M1 2008 (from 4.6% in 2007). YKB increased its market share in mortgages to 7.6% (from 7.3% in 2007) as a result of 14.3% growth (vs the sector's 9.8%) and also increased its market share in auto loans to 9.5% (from 8.9% in 2007) as a result of 5.8% growth (vs the sector's -1.5%).

Mainly driven by its priority on lending growth and made possible by a loan to deposit ratio of below 90% (relatively comfortable vs peers' LDR of above 100%), as well as a conscious effort to avoid pricing competition in deposits, YKB registered a below sector deposit growth of 5% (vs the sector growth of 8%) during Q1 2008.

YKB's leadership in credit cards continued with 23.4% outstanding volume market share, which slightly declined in Q1 2008 vs 2007 (24.5%) due to aggressive competition by small players. With 6.9 mln credit cards (incl. virtual cards), YKB had an 18.0% market share in number of cards as of 3M08. YKB is number two player in terms of acquiring volume with a market share of 20.8%. YKB expects to regain leadership in this area as a result of the implementation of the licensing agreements with Vakıfbank, Fortis and Anadolubank in place since H2 2007.

In conjunction with the strategy of increasing credit card penetration, the process of further enlarging the credit card sales force has been continuing with 217 Direct Sales Agents as of March 31 (target is to reach 500 before end-2009).

Poland's Markets Division

Financial Performance

The Poland's Markets Division manages the UniCredit Group's operations in Poland and Ukraine.

In Poland, thanks to Bank Pekao and BPH, UniCredit Group has a combined market share of more than 18% and is the leading bank in terms of total assets, loans to customers and assets under management. The Group, through the two banks, can rely on a nationwide network of more than 1,250 branches, a strong presence in all major cities in the area and on Poland's biggest ATM network (over 2,500 ATMs, available to customers of both banks free of charge), enabling its customers to have full flexibility and easy access to bank channels all over the country.

In Ukraine, the UniCredit Group (through UniCredit Ukraine Bank) has a market share of about 1% in terms of total assets and loans to customers; but there are ambitious plans for growth, in both the retail and corporate segments, considering the positive macroeconomic and banking sector developments in the country. Corporate Banking is now the core business of the UniCredit Group in Ukraine, contributing to about two-thirds of revenues and accounting for a 1.4% market share of corporate loans. Retail banking is in the start-up phase of its development and has strong potential for further growth. UniCredit Ukraine Bank has shown higher than market growth of both corporate and retail business volumes, despite the merger process concluded in September 2007.

Income Statement (€ million)

		2007		% CHANGE ON Q1 2007	
POLAND'S MARKETS DIVISION	2008 Q1	Q4	Q1	ACTUAL	AT CONSTANT EXCHANGE RATES
Operating income	610	597	557	9.5%	+1.2%
Operating costs	-296	-295	-259	14.3%	+6.1%
Operating profit	314	302	298	5.4%	-3.0%
Net write-downs on loans	-15	-5	-29	-48.3%	-50.0%
Profit before tax	292	284	315	-7.3%	-15.0%
Profit (Loss) for the period	238	231	254	-6.3%	-14.0%

Balance Sheet (€ million)

	AMOUNTS AS AT		CHANGE	
POLAND'S MARKETS DIVISION	31.03.08	31.12.07	AMOUNT	%
Total Loans	24,436	23,829	607	+2.5%
o.w. with customers	*20,007*	*19,386*	*621*	*+3.2%*
Customer deposits (incl. Securities in issue)	25,607	25,890	-283	-1.1%
Total RWA	28,439	27,864	575	+2.1%
RWA for Credit Risk	27,868	26,116	1,752	+6.7%

Key Ratios and Indicators

		2007		CHANGE ON Q1 2007	
POLAND'S MARKETS DIVISION	2008 Q1	Q4	Q1	AMOUNT	%
EVA (€ million)	110	142	95	15	+15.6%
Absorbed Capital (€ million)	1,426	1,363	1,162	264	+22.7%
RARORAC	30.73%	41.83%	32.63%	-190bp	
Operating Income/RWA (avg)	8.67%	9.26%	10.57%	-190bp	
Cost/income	48.5%	49.4%	46.5%	200bp	
Cost of Risk	0.22%	0.08%	0.58%	-36bp	
Tax rate	18.5%	18.7%	19.4%	-90bp	

Staff Numbers

	AMOUNTS AS AT		CHANGE	
POLAND'S MARKETS DIVISION	31.03.08	31.12.07	AMOUNT	%
Full Time Equivalent	25,673	25,469	204	+0.8%

In the first quarter of 2008 the Poland's Markets Division posted net profit for the period of €238 million representing a decrease of 14% y/y at constant exchange.

The Division's operating income totaled €610 million in March 2008 YTD, representing an increase of 1.2% y/y at constant exchange rates. These increase was the result of:

- **net interest** which rose by 12.2% y/y in March 2008 YTD at constant exchange rates primarily due to the good commercial performance turned into customer loans growth of 3.2% vs Dec '07, driven especially by retail mortgages and consumer loans;
- **net fees and commissions** which noted 17.1% y/y decrease in March 2008 YTD at constant exchange rates due to the strong decline in mutual funds (eop volumes falling 20% y/y) impacted by market turmoil.

The operating costs increased by only 6.1% y/y in March 2008 YTD at constant exchange rates, influenced by the branch expansion in Ukraine (impacting ca. 1%) and integration effects and salary adjustments in Poland.

At the end of March 2008, there were 25,673 employees (FTE), an increase of 204 FTE from December 2007, the result of the finalization of the branch openings in Ukraine (15 new branches vs December 2007, for which the contracts have been signed in 2007).

Efficiency remains high with cost-income ratio reaching 48.5% in March 2008 YTD, increasing by 200 bp from same period of last year, but decreasing by 90 bp compared with previous quarter.

Net income from investments fell by €48 million from Q1 2007 entirely due to sale of the equity investment in Commercial Union in Q1 2007.

As of March 2008 the Division's **loans to customers** totaled €20 billion, with a 3.2% increase over December 2007, while **deposits from customers** (including securities in issue) stood at 25.6 billion, 1% below the level of December 2007.

The Division reached good results in March 2008 also in terms of value creation, with EVA at €110 million, increasing 15.6% y/y at actual exchange rates and Rarorac at 30.73%, down by 190 bp over the previous year, still being one of the highest in the Region.

In terms of commercial performance, Mar 2008 continued to be successful for the **Group banks in Poland, Bank Pekao** and **BPH**, especially with respect to retail segment. The Key products have been consumer loans, mortgages and credit cards.

In mutual funds, being one of the key products in both banks adverse effects of the recent financial turmoil could be observed in the 1Q'08 (outstanding volume decreasing 20% vs 1Q'07).

The **UniCredit Group** is placing a strong emphasis on Ukraine in light of the enormous growth potential of the local market. In September 2007 the legal and operational merger between UniCredit UA and HVB UA was completed, creating the new Bank UniCredit Ukraine with a market share in loans of about 1%.

The bank, throughout the last quarter of 2007 and the first one of the current year, was committed to expanding its retail business and has launched a retail network development project in all of Ukraine's major cities. The project includes an integrated IT platform, consisting of a network, a local core, SSB cards, and Euronet ATMs, along with a customized integration layer and front-end, a central back office, a new call center and a standardized branch model designed to best-practice international standards.

In Ukraine, the Retail expansion project continues to give very positive and promising results, as the bank reached a total of 57 retail branches (35 new vs. same period of last year).

Outlook

Tensions continued to affect financial markets for most of the first quarter due mainly to a deterioration in key US economic indicators. In the Eurozone, despite the first signs of a slowdown, the main real indicators confirm an environment of solid growth. The greatest risks are due to continuing high levels of inflation (over 3%) that thwart potential imminent rate cuts by the ECB despite a series of rate cuts by the Fed. In addition, growing rate spreads contribute to strengthening the euro against the dollar thereby intensifying tensions on commodity markets. The new recovery phase in the US economy, which is anticipated in the second half of the year, should be accompanied by a related appreciation in the US currency by the end of 2008.

The scenario described may have repercussions on bank profits in 2008, which could affect both revenues and credit quality in the main countries in which the Group operates.

In the scenario described above, characterized by both uncertainty on financial markets and weakened economic fundamentals, the Group confirms the objective of strengthening its position in the reference markets and continuing the process of efficiency improvement. These objectives are backed up by a number of initiatives which will be clearly defined in the 2008-2010 strategic plan to be presented by the Group at the end of June.

Rome, 7 May 2008

THE BOARD OF DIRECTORS

Chairman
DIETER RAMPL



Managing Director/CEO
ALESSANDRO PROFUMO



Further Information

The consolidated quarterly report as at 31 March 2008, which is presented in reclassified or condensed form, was prepared under IFRS.

For consolidation purposes, the Accounts as at 31 March 2008 of the Parent Company and subsidiaries were used and were properly reclassified and adjusted to take into account consolidation requirements, and modified as necessary to bring them into line with Group accounting principles.

The quarter under review was considered as a separate period, and thus the income statement reflects the accrual principle by reporting ordinary and extraordinary events that occurred during the period.

In those cases in which the accounts did not fully reflect the reporting of items on an accruals basis, such as certain administrative expenses, the accounting figure was supplemented by estimates based on the budget.

All intercompany balance sheet and operating figures of a material amount were eliminated. All unreconciled amounts were posted to other assets or liabilities or to net other income/expenses, if not related to interests or commissions.

This quarterly report is not audited by the external auditors.

Declaration by the Nominated Official in charge of drawing up Company Accounts

The undersigned, Ranieri de Marchis, in his capacity as the nominated official in charge of drawing up UniCredit SpA's company accounts

DECLARES

as prescribed by §154bis, 2 of the Testo unico delle disposizioni in materia di intermediazione finanziaria [the "Single Financial Services Act"] that the Consolidated Quarterly Report at 31 March 2008 agrees with the documentary records, ledgers and accounting data.

Rome, 7 May 2008

Nominated Official in charge
of drawing up Company Accounts
RANIERI DE MARCHIS

Graphic development and Composition:
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

Printed: Grafiche Milani SpA (Segrate)
July 2008

Pictures

Cover and sorter pages
Courtesy Education Department of the Castello di Rivoli Contemporary Art Museum

Top managers
Courtesy Ferruccio Torboli (UniCredit Group)